

EVOLUTION

2010

FelCor Lodging Trust Incorporated Annual Report



FelCor is changing — and it's definitely for the better. As we evolve our portfolio of hotels through disciplined portfolio management and improve our balance sheet, we're creating a smarter, stronger, more efficient company. Our vision for the future of FelCor includes superior return on invested capital, strong balance sheet with low leverage, higher RevPAR, and improved diversity in strong markets. It's a positive change — and the best is yet to come.

(Right): The Fairmont Copley Plaza hotel in Boston.

TO OUR STOCKHOLDERS:

FelCor had a very active year in 2010, and we are very pleased with our accomplishments. We reduced debt, issued equity and purchased an iconic hotel, the Fairmont Copley Plaza hotel in Boston, at a compelling price. The Company also launched the second phase of asset sales and disposed of three non-strategic hotels. FelCor is assembling a diversified portfolio of high-quality hotels located in major markets and resort locations that have dynamic demand generators and high barriers to entry. This reflects our team's commitment to enhance stockholder value and deliver superior returns on invested capital.

The lodging industry is recovering from the depths of the worst decline in revenue per available room (RevPAR) since the 1930s. We are maintaining our superior market share and operating our properties as efficiently as possible through unique, hands-on asset management. Over the past two years, FelCor increased efficiency in all hotel operating departments, including the elimination of nearly 20% of management positions, the implementation of energy-saving programs, and a reduction in food and beverage costs. As a result, we reduced hotel departmental expenses by over $20 million between 2008 and 2010; most of these savings are permanent. We generated significant market share gains following our comprehensive renovation program and the implementation of our new asset management approach, and we continue to maintain that market share. Troy Pentecost, whose team was instrumental in these accomplishments, was named Chief Operating Officer during 2010. While our RevPAR is still significantly below the prior peak, we are certainly headed in the right direction. In fact, FelCor was the best performing hotel Real Estate Investment Trust (REIT) during the last three years (measured by RevPAR change). Our portfolio RevPAR increased 4.3% during 2010, which was better than our peer group average. Our operational cash flow also significantly improved from 2009 and, as a result, we reinstated quarterly preferred dividends in January of 2011.

Today, lodging fundaments are strong. Occupancy for our portfolio began to grow, relative to prior year, in the first quarter of 2010, and has continued to grow since that time. The imbalance between supply growth and demand growth is expanding. Demand growth is accelerating, particularly among premium corporate customers. At the same time, supply growth is moderating, as the lack of financing hampers new construction. Supply grew only 2% during 2010 and is expected to be below 1% during 2011, or less than historical levels. Average supply growth is lower in our markets compared to the industry, which further benefits our long-term occupancy growth. FelCor continues to work with our operators to optimize the customer mix at our hotels, by replacing leisure and discount customers with premium corporate transient and group customers, to achieve higher average daily rates. As occupancy recovers toward its long-term average, we are focused on further increasing average daily rates. We anticipate that our RevPAR growth in 2011 will be between 6% and 8%, with further acceleration in 2012. This translates into significant earnings growth over the next few years. Economic data points that correlate to demand growth are strong, and RevPAR historically outperforms GDP growth. Annual combined RevPAR grew 35% during the last recovery, and experts contemplate higher growth during this cycle, given the relatively low supply growth.







06 The long-term strategic plan was created. FelCor began to renovate and reposition its core portfolio, improve operations through unique asset management and improve the portfolio through disciplined asset sales and acquisitions.

07 The company completed the sale of 45 non-strategic hotels and purchased The Renaissance Esmeralda and the Renaissance Vinoy, two hotels that represented the type of the upper-upscale properties FelCor planned to acquire moving forward.


$96.40
$73.25
$56.47

REVPAR for 2010

Core Hotels
Non-strategic Hotels
US Industry

28%

RevPAR premium for our core hotels compared to our non-strategic hotels.

TRANSFORMING OUR PORTFOLIO

FelCor's portfolio composition continues to evolve through asset sales. This process stems from our long-term strategic plan, established in 2006, which emphasizes active portfolio management to further improve our portfolio quality, increase diversification by market and brand, and improvement in our overall portfolio RevPAR and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) growth rates. During 2006 and 2007, we sold 45 non-strategic hotels, which were primarily limited service and midscale hotels located in secondary and tertiary markets and markets with low barriers to entry.

Today, our portfolio consists primarily of upper-upscale hotels and resorts located in major markets throughout the United States. Continuing to focus on our plan, we launched the second phase of asset sales, and began marketing 14 non-strategic hotels in October of 2010. During 2010, we sold our 50/50 joint venture, which owned the Sheraton Tysons Corner property, for a very attractive price ($84 million, or $190k per key). Given the rapid improvement in cash flows, credit markets, and transaction volume, we shortened our estimated hold period for 21 additional non-strategic hotels in late 2010. FelCor continues to monitor hotel industry transaction activity, and these properties will be brought to market at the appropriate time. Proceeds from these asset sales will be used to reduce debt, repay accrued preferred dividends, and create acquisition capacity.

Our portfolio quality and diversification will be greatly improved following the asset sales. For example, our core portfolio of 46 hotels has a 28% average RevPAR premium compared to our 35 non-strategic hotels. Following the second phase of dispositions, our concentration in suburban and airport locations will be reduced by 72% and 39%, respectively, and our geographic concentration in Texas, Orlando, FL, and Atlanta, GA will be reduced by a combined 50%.




NO.
1
HOTEL REIT



08 The $450 million renovation program was completed along with several redevelopment projects, including the San Francisco Marriott Union Square, which allowed the company to significantly grow market share.

09 FelCor remained the best performing hotel REIT (based on RevPAR change) and continued to gain market share, while it restructured its balance sheet and refinanced $1 billion of debt.

10 The company continued its strategy to refine and improve its portfolio, purchasing the iconic Fairmont Copley Plaza in Boston and announcing the second phase of asset sales.

IMPROVING OUR BALANCE SHEET

During the past two years, our team refinanced more than $1.5 billion of debt — despite a severe credit market crisis — including all of our debt scheduled to mature in 2010 and 2012, and most of our 2011 maturities. As a result, our debt maturing in the next three years has decreased from 76% to 22%. FelCor has also reduced its leverage. During 2010, we reduced our consolidated debt balance by more than $225 million, including the repayment of two secured loans totaling $177 million, for just $130 million, a nearly $50 million discount. Our current debt to next-twelve-month EBITDA is just over seven times, compared to almost eleven times a year ago.

The Company expects to reduce outstanding debt significantly through future earnings growth and proceeds from future asset sales. We will also look for opportunities to refinance existing debt, to increase balance sheet flexibility and lower our weighted average interest rate and overall cost of capital. This will create incremental capacity for strategic acquisitions. We expect our debt balance will be between four and five times EBITDA by 2014, assuming similar EBITDA growth compared to 2004-2007, or between three and four times EBITDA after the asset sales, assuming no future acquisitions.

In March of 2011, FelCor established a new $225 million revolving line of credit. Upon closing, we repaid two secured loans, totaling $198.3 million and $29 million, with a combination of cash on hand and funds drawn under the line of credit. The terms of the new facility are more favorable than the loans that were repaid: the interest rate is lower; the maturity date was extended by more than two years; and the facility is inherently more efficient. The new facility will provide us with greater flexibility to manage our balance sheet while negotiating and consummating strategic hotel acquisitions.


2010
22%
2008
76%

Debt Maturities
% of Debt Maturing next 3 years

During the past two years, we refinanced over $1.5 billion of debt. As a result, debt maturing in the next three years has decreased from 76% to 22%.




22%
6%
2010
12%
9%
2%
49%

PORTFOLIO COMPOSITION


Embassy Suites
Fairmont
Other Hilton
Starwood
Marriott
InterContinental Hotels

82/14

The number of hotels in our current portfolio / the number of hotels currently listed for sale.

CREATING NEW OPPORTUNITIES

FelCor considers acquisition opportunities that further improve portfolio quality, increase diversification by market and brand, and improve overall portfolio RevPAR and EBITDA growth rates. These opportunities must be accretive to long-term stockholder value, allowing us to purchase at a substantial discount to replacement cost, achieve returns that exceed our weighted average cost of capital, and benefit from RevPAR and EBITDA growth rates above the market and our portfolio. We will be very diligent and selective in this process.

The Fairmont Copley Plaza hotel in Boston, which we acquired in August, fits all of these criteria. FelCor purchased this iconic hotel for $98.5 million, or just $257k per key, which is significantly below the replacement cost. We are very pleased with this hotel's performance, which is exceeding our original projection. RevPAR for this hotel grew 9.3% in the fourth quarter, and at $172, it is more than double the average RevPAR of our current portfolio. In addition to the market growth, which is expected to be greater than the industry, we have the opportunity to enhance cash flows at the property. We began a redevelopment project at this hotel in 2011, to reposition it closer to its luxury competitors. FelCor will improve the amenities, including food and beverage, and the addition of a new fitness center, to recapture premium corporate transient and group customers, and improve flow-through and property performance.

The Company is now targeting future acquisitions in our two remaining target markets (New York City and Washington, D.C.). The industry is in the very early stages of prolonged growth, and we have the opportunity to take advantage of attractive pricing that will be accretive to stockholder value. We will leverage our relationships with brand owners and other sellers that provide us with a competitive advantage when sourcing potential deals, seeking similar qualities to those that made us successful in acquiring the Fairmont Copley Plaza hotel.



(Above):
The Company is now targeting future acquisitions in our two remaining target markets — New York and Washington, D.C.

EMERGING AS A STRONGER COMPANY

Due to the excellent opportunities presented in 2010, as well as those on which we are currently executing, we believe we have greater upside potential than our peers (given our current portfolio concentration), and expect to continue to increase our return on invested capital and stockholder value. This would not be made possible without the efforts of our employees and the team members at each of our hotels. We are grateful for their commitment, especially in light of the extraordinary circumstances we have faced during the past two years. We have significantly improved the quality of our portfolio, and will continue that process as we sell the remaining non-strategic hotels. Industry fundamentals are strong, and the lodging industry should exhibit strong earnings growth over the next few years. FelCor is positioned to take advantage of that growth, and we expect our leverage to shrink significantly, which will enable us to build a sound and flexible balance sheet with the capacity to take advantage of future opportunities.

Sincerely,

X

Richard A. Smith, *President and CEO*

X

Tom Corcoran, *Chairman of the Board*

NY/DC

We have greater growth potential than our peers, given current portfolio concentration. New York and Washington, D.C. offer substantial growth potential for the Company.

FELCOR LODGING TRUST INCORPORATED PORTFOLIO

ALABAMA

Embassy Suites – Birmingham

ARIZONA

Embassy Suites – Phoenix-Biltmore

CALIFORNIA

Embassy Suites – Anaheim-North

Doubletree Guest Suites – Doheny Beach

Renaissance – Esmeralda Resort & Spa

Embassy Suites – Los Angeles-International Airport South

Embassy Suites – Milpitas-Silicon Valley

Embassy Suites – Napa Valley

Embassy Suites – Mandalay Beach-Hotel & Resort

Holiday Inn – San Diego-On the Bay

Embassy Suites – San Francisco-Airport/Waterfront

Embassy Suites – San Francisco-Airport/South San Francisco

Holiday Inn – San Francisco-Fisherman's Wharf

Marriott – San Francisco-Union Square

Embassy Suites – San Rafael-Marin County

Holiday Inn – Santa Barbara/Goleta

Holiday Inn – Santa Monica Beach-at the Pier

DELAWARE

Doubletree – Wilmington

FLORIDA

Embassy Suites – Boca Raton

Embassy Suites – Deerfield Beach Resort & Spa

Embassy Suites – Fort Lauderdale-17th Street

Sheraton Suites Cypress Creek – Fort Lauderdale

Embassy Suites – Miami-International Airport

Doubletree Guest Suites – Walt Disney World® Resort

Embassy Suites – Orlando-International Drive South/Convention Center

Holiday Inn – Orlando-International Airport

Renaissance – Vinoy Resort & Golf Club

Doubletree Guest Suites – Tampa Bay

GEORGIA

Embassy Suites – Atlanta-Buckhead

Embassy Suites – Atlanta-Perimeter Center

Sheraton Gateway – Atlanta-Airport

ILLINOIS

Embassy Suites – Chicago-Lombard/Oak Brook

INDIANA

Embassy Suites – Indianapolis-North

KANSAS

Embassy Suites – Kansas City/Overland Park

LOUISIANA

Embassy Suites – Baton Rouge

Embassy Suites – New Orleans-Convention Center

Holiday Inn – New Orleans-French Quarter-Chateau LeMoyne

Holiday Inn – New Orleans-French Quarter

MARYLAND

Embassy Suites – Baltimore-at BWI Airport

MASSACHUSETTS

Fairmont – Boston Copley Plaza

Embassy Suites – Boston/Marlborough

Holiday Inn – Boston-at Beacon Hill

MINNESOTA

Embassy Suites – Bloomington

Embassy Suites – Minneapolis-Airport

MISSOURI

Embassy Suites – Kansas City-Plaza

NEW JERSEY

Embassy Suites – Parsippany

Embassy Suites – Secaucus-Meadowlands

NORTH CAROLINA

Embassy Suites – Charlotte

Doubletree Guest Suites – Charlotte-SouthPark

Doubletree Guest Suites – Raleigh/Durham

Embassy Suites – Raleigh-Crabtree

PENNSYLVANIA

Holiday Inn – Philadelphia-Historic District

Sheraton Society Hill – Philadelphia

Holiday Inn – Pittsburgh-at University Center (Oakland)

SOUTH CAROLINA

Holiday Inn – Charleston-Mills House

Embassy Suites – Myrtle Beach-Oceanfront Resort

Hilton Myrtle Beach Resort

TENNESSEE

Embassy Suites – Nashville-Airport

Holiday Inn – Nashville-Opryland-Airport (Briley Parkway)

TEXAS

Doubletree Guest Suites – Austin

Embassy Suites – Austin-Central

Embassy Suites – Dallas-Love Field

Westin – Dallas-Park Central

Holiday Inn Hotel & Suites – Houston-Medical Center

Embassy Suites – San Antonio-International Airport

Embassy Suites – San Antonio-NW I-10

Holiday Inn – San Antonio-International Airport

VERMONT

Sheraton Burlington Hotel & Conference Center

HOTELS CURRENTLY LISTED FOR SALE:

Embassy Suites – Phoenix-Tempe

Sheraton Crescent – Phoenix

Embassy Suites – Orlando-North

Embassy Suites – Jacksonville-Baymeadows

Embassy Suites – Atlanta-Airport

Sheraton Suites Galleria – Atlanta

Sheraton Gateway Suites – Chicago-O'Hare

Hilton Suites – Lexington Green

Embassy Suites – St. Paul-Downtown

Embassy Suites – Corpus Christi

Embassy Suites – Dallas-DFW International Airport South

Embassy Suites – Dallas-Market Center

Holiday Inn – Toronto-Yorkdale

Holiday Inn – Toronto-International Airport

FelCor Lodging Trust Incorporated

2010 FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	3
Quantitative and Qualitative Disclosures about Market Risks	23
Management's Report on Internal Control over Financial Reporting	24
Report of Independent Registered Public Accounting Firm	25
Consolidated Balance Sheets	27
Consolidated Statements of Operations	28
Consolidated Statements of Comprehensive Loss	29
Consolidated Statements of Equity	30
Consolidated Statements of Cash Flows	33
Notes to Consolidated Financial Statements	34
Performance Graph and Common Stock Information	58

Selected Financial Data

The following tables set forth selected financial data for us that have been derived from our audited consolidated financial statements and the notes thereto. This data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and our audited consolidated financial statements and notes thereto, appearing elsewhere in this annual report to stockholders.

SELECTED FINANCIAL DATA
(in millions, except per share data)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Statement of Operations Data:[(a)]					
Total revenues	$ 928	$ 874	$ 1,059	$ 946	$ 917
Income (loss) from continuing operations[(b)]	(218)	(99)	(61)	55	6
Diluted earnings per share:					
Income (loss) from continuing operations	$ (3.16)	$ (2.17)	$ (1.61)	$ 0.26	$ (0.50)
Other Data:					
Cash distributions declared per common share[(c)]	$ —	$ —	$ 0.85	$ 1.20	$ 0.80
Adjusted FFO per share[(d)]	$ (0.09)	$ 0.39	$ 1.99	$ 2.17	$ 1.98
Adjusted EBITDA[(d)]	188	179	276	285	291
Cash flows provided by operating activities	59	73	153	137	148
Balance Sheet Data (at end of period):					
Total assets	$ 2,359	$ 2,626	$ 2,512	$ 2,684	$ 2,583
Total debt, net of discount	1,548	1,773	1,552	1,476	1,369
Redeemable noncontrolling interests in FelCor LP at redemption value	2	1	1	21	30

(a) All years presented have been adjusted to reflect hotels no longer owned as discontinued operations.
(b) Included in income (loss) from continuing operations are the following amounts (in millions):

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Impairment loss	$ (153)	$ —	$ (61)	$ —	$ —
Impairment loss on unconsolidated hotels	—	(2)	(13)	—	—
Hurricane loss	—	—	(1)	—	—
Conversion costs	—	—	(1)	—	—
Severance costs	—	(1)	(1)	—	—
Debt extinguishment	44	(2)	—	—	(14)
Gain (loss) on sale of assets	—	1	—	—	—
Gain on sale of condominiums	—	—	—	19	—
Gain on involuntary conversion	—	—	3	—	—

(c) We suspended payment of our common dividend in December 2008 and our preferred dividends in March 2009 in light of the deepening recession and dysfunctional capital markets, and the attendant impact on our industry and us. In January 2011, we reinstated our current quarterly preferred dividends and paid current quarterly preferred dividends totaling $9.7 million. Our Board of Directors will determine the amount of future common and preferred dividends for each quarter, if any, based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as the minimum REIT distribution requirements. Unpaid preferred dividends must be paid in full prior to payment of any common dividends.
(d) A more detailed description and computation of Adjusted FFO per share and Adjusted EBITDA is contained in the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Following the end of the recent recession, business and leisure travel increased as the U.S. economy strengthened and consumer confidence and spending improved. At the same time, new hotel construction activity slowed substantially in 2010 to levels not seen since the early 1990s. Improved demand, combined with the slowdown in lodging supply growth, is driving a demand-driven industry recovery. Our hotels began seeing improved occupancy in late 2009, which continued throughout 2010. Occupancy at our hotels improved 5.8% in 2010, compared to 2009.

Following improved demand, as a recovery continues, the industry usually experiences improved pricing power. As lodging demand continued to improve in 2010, our hotels began remixing our customers to obtain higher average daily rates, or ADR. We started seeing sustained ADR improvement late in the second quarter of 2010, and this trend continued through the third and fourth quarters. In the fourth quarter 2010, our ADR improved 1.5%, and for the year we limited the decline to 1.5%, compared to 2009.

Our Consolidated Hotels' occupancy and ADR growth during 2010 drove three quarters of improved revenue per available room, or RevPAR in 2010. Our RevPAR improved 4.3% in 2010, compared to 2009.

As our ADR continues improving, Hotel EBITDA margin and operating cash flow continue to grow. In 2010, our Consolidated Hotels improved Hotel EBITDA margin by 32 basis points compared to 2009.

In 2010, we undertook several critical steps as a part of our long-term strategic plan:

- In June 2010, we completed a public offering of 31,625,000 shares of our common stock at $5.50 per share. The net proceeds from the offering, after underwriting discounts and commissions, were approximately $166 million. We used these proceeds, together with cash on hand, to repay $177 million of secured debt for $130 million, representing a 27% discount, and for our $98.5 million acquisition of the Fairmont Copley Plaza in Boston.

- In May 2010, we obtained a new $212 million loan, secured by nine hotels, that matures in 2015. This loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process.

- Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service and we determined the hotels' fair values to be less than the loan amounts. We stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our stockholders, and we transferred these hotels to the lenders in full satisfaction of the related debt.

- Selling underperforming and non-strategic hotels creates capacity, allows us to reduce concentration risk, reduce leverage, invest in higher yielding redevelopment opportunities at our remaining hotels and/or acquire hotels in our target markets. In addition, selling non-strategic hotels reduces our future capital expenditure requirements and enables management to focus on "core" long-term investments. As part of our long-term strategic plan to enhance shareholder value and achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. In that regard, we reviewed each hotel in our portfolio in terms of projected performance, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. As a consequence, the hold periods for the hotels we consolidate were shortened, and we were required to test those assets for impairment as they were approved to be marketed for sale. We recorded a $152.7 million impairment charge in 2010 related to 16 of these hotels. We will bring these hotels to market at the appropriate time and will only sell hotels when we receive satisfactory pricing.

In January 2011, we reinstated our current quarterly preferred dividend and paid current quarterly preferred dividends of $9.7 million. We cannot pay any common dividends unless and until all accrued and current preferred dividends are paid. Our Board of Directors will determine whether and when to declare future dividends (including the accrued but unpaid preferred dividends) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as minimum REIT distribution requirements.

Financial Comparison (in millions, except RevPAR, Hotel EBITDA margin and percentage change)

	Year Ended December 31,				
	2010	2009	% Change 2010-2009	2008	% Change 2009-2008
RevPAR	$ 85.58	$ 82.07	4.3 %	$ 99.44	(17.5)%
Hotel EBITDA[(a)]	218	206	5.8 %	301	(31.6)%
Hotel EBITDA margin[(a)]	24.0%	23.7%	1.3 %	28.5%	(16.8)%
Loss from continuing operations[(b)]	(218)	(99)	(120.2)%	(61)	(62.3)%

(a) Hotel EBITDA and Hotel EBITDA margin are non-GAAP financial measures. A discussion of the use, limitations and importance of these non-GAAP financial measures and detailed reconciliations to the most comparable GAAP measure are found elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations under the section "Non-GAAP Financial Measures."

(b) The following amounts are included in loss from continuing operations (in millions):

	Year Ended December 31,		
	2010	2009	2008
Impairment loss	$ (153)	$ —	$ (61)
Impairment loss on unconsolidated hotels	—	(2)	(13)
Hurricane loss	—	—	(1)
Conversion costs	—	—	(1)
Severance costs	—	(1)	(1)
Debt extinguishment	44	(2)	—
Gain (loss) on sale of assets	—	1	—
Gain on involuntary conversion	—	—	3

Results of Operations

Comparison of the Years Ended December 31, 2010 and 2009

For the year ended December 31, 2010, we recorded a $261.8 million net loss attributable to common stockholders compared to a $146.8 million loss in 2009. Our 2010 loss included $173.7 million of impairment charges ($152.7 million in continuing operations and $21.1 million in discontinued operations) partially offset by $59.4 million of gains from extinguishment of debt ($44.2 million in continuing operations and $15.2 million in discontinued operations), and a $20.5 million gain related to the sale of our equity interest in an unconsolidated joint venture (included in equity in income from unconsolidated entities). Our 2009 loss included a $3.4 million impairment charge and a $910,000 gain from disposition (both in discontinued operations), as well as a $1.7 million loss from debt extinguishment in continuing operations.

In 2010:

- *Total revenue* was $928.3 million, a 6.2% increase compared to 2009. The increase in revenue is attributed principally to a 4.3% increase in same-store RevPAR, which was driven by a 5.8% increase in occupancy partially offset by a 1.5% decrease in ADR. The Fairmont Copley Plaza, which we acquired in August 2010, contributed $16.8 million.

- *Hotel departmental expenses* increased $22.6 million (7.3%) compared to 2009, reflecting improved occupancy and $7.8 million of expenses at the Fairmont Copley Plaza. As a percentage of total revenue, hotel departmental expenses increased from 35.6% to 36.0% compared to 2009. Cost reductions implemented during 2009 continued to provide savings throughout 2010, which helped us achieve a reduction in 2010 per occupied room costs compared to 2009. However, decreases in revenue per occupied room (predominately from lower ADR) more than offset the cost reductions. Typically in a lodging recovery occupancy recovers sooner than ADR, so operating expenses increase without the benefit of an increase in ADR.

- *Other property related costs* increased $16.0 million, reflecting improved occupancy and $3.9 million of costs from the hotel acquired in August 2010. As a percentage of total revenue, other property related costs remained essentially unchanged, compared to 2009.

- *Management and franchise fees* increased $1.5 million, compared to 2009, due to higher revenues (which serve as the basis for determining such fees) and $505,000 of such fees at the Fairmont Copley Plaza. As a percent of total revenue, management and franchise fees remained essentially unchanged, compared to 2009.

- *Taxes, insurance and lease expenses* increased $1.1 million compared to 2009. The Fairmont Copley Plaza added $1.2 million of taxes, insurance and lease expense in 2010, and same-store hotels remained essentially unchanged, compared to 2009. As a percentage of total revenue, taxes, insurance and lease expense improved from 10.3% in 2009 to 9.8%. Favorable resolution of property tax appeals in 2010 and changes in franchise tax filing status combined to offset increases in percentage rent expenses.

- *Corporate expenses* increased $6.5 million and increased as a percentage of total revenue from 2.8% to 3.3%. This increase primarily reflects a temporary change in our long-term compensation program and increased corporate bonus accruals. Because of the impact of the recession on the trading price of our common stock, our Board of Directors determined that issuing restricted stock at exceptionally low trading prices would be unduly dilutive to our stockholders. In lieu of issuing restricted stock, restricted cash with which grantees could (and did) purchase stock, was granted. Because those grants were subject to payroll tax withholding, amounts withheld were recognized as an expense in the first quarter of 2010, rather than expensed over the normal three-year vesting period. The increase in bonus expense is attributed to a higher bonus earned, based on the actual performance and the structure of our incentive compensation plan, compared to 2009.

- *Depreciation and amortization expense* increased $1.4 million, compared to 2009, primarily attributable to depreciation of $38.9 million and $75.9 million on consolidated hotel capital assets placed in service in 2010 and 2009, respectively.

- *Impairment charge.* We recorded a $152.7 million impairment loss (in continuing operations) in 2010 when we decided to sell our interest in 29 hotels (we consolidate the related real estate) and shortened the hold period. Sixteen of these hotels were impaired in light of the reduced estimated hold periods.

- *Net interest expense* increased $38.7 million compared to 2009, largely attributable to our Senior Notes, which were issued in October 2009. These notes bear interest at a higher rate than the notes they refinanced.

- *Debt extinguishment.* We repaid $177 million of secured debt for $130 million and recorded a corresponding $46.1 million gain on extinguishment of debt. This gain was partially offset by losses from retirement of $40.3 million of our senior notes due June 2011. In 2009, we retired $428 million of senior notes maturing in 2011 and terminated our line of credit. We incurred a $1.7 million charge associated with these transactions.

- *Equity in income of unconsolidated entities* was $16.9 million compared to a $4.8 million loss in 2009. In 2010, we had $20.5 million gain from the sale of our interest in an unconsolidated entity (which owned the Sheraton Premier hotel in Tysons Corner, Virginia).

- *Discontinued operations* primarily reflects a $21.1 million impairment charge and $15.2 million gain from debt extinguishment related to two hotels transferred to lenders in full satisfaction of the related debt in 2010. Discontinued operations in 2009 primarily consisted of: (i) a $1.8 million adjustment to gains on sale (resulting from a change in the federal tax law that allowed recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007); (ii) the following items related to two hotels sold in December 2009: a $3.4 million impairment loss and a $911,000 loss on sale (primarily related to selling costs), and (iii) $7.5 million of 2009 operating losses and interest expense related to hotels placed in discontinued operations in 2010 and 2009.

Comparison of the Years Ended December 31, 2009 and 2008

For the year ended December 31, 2009, we recorded a $146.8 million net loss attributable to common stockholders compared to a $158.0 million net loss in 2008. Our 2009 loss included $5.5 million of impairment charges ($3.4 million in discontinued operations and $2.1 million in equity in income of unconsolidated subsidiaries) and a $910,000 gain from disposition (in discontinued operations). In 2009, we also recorded losses from debt extinguishment in continuing operations ($1.7 million). Our 2008 loss included a $120.6 million impairment charge ($60.8 million in continuing operations, $47.1 million in discontinued operations and $12.7 million related to equity method investments), $11.1 million in accrued liquidated damages (in discontinued operations), and hurricane-related expenses of $1.7 million ($1.0 million in continuing operations and $717,000 in discontinued operations). These 2008 charges were partially offset by a $3.1 million gain in continuing operations related to involuntary conversions (associated with the final settlement of 2005 hurricane claims), as well as a $1.2 million adjustment to gains in discontinued operations (associated with 2007 hotel sales).

In 2009:

- *Total revenue* was $874.4 million, a 17.5% decrease compared to 2008. The decrease in revenue is attributed principally to a 17.5% decrease in RevPAR, which was driven by a 7.2% decrease in occupancy and an 11.1% decrease in ADR.

- *Hotel departmental expenses* decreased $43.4 million (12.2%), compared to 2008. This expense reduction reflects: (i) the 7.2% decrease in occupancy; (ii) a $23.6 million decrease in labor costs, which included permanent reductions in hotel employees; (iii) reduced non-critical room expenses, such as guest transportation, in-room amenities, bath linen quantities, and newspaper service; and (iv) menu modifications and reduced food costs in banquet and restaurant outlets. As a percentage of total revenue, hotel departmental expenses increased from 33.5% to 35.6% compared to 2008. While we made significant reductions in our departmental expenses, they were not sufficient to completely offset the decrease in revenue.

- *Other property related costs* decreased $34.0 million (12.0%), compared to 2008. The expense reduction consisted of: (i) a $11.6 million decrease in labor costs; (ii) a $9.7 million decrease in marketing assessments, credit card commissions and frequent guest expense (all of which reflect the decrease in revenue); (iii) a $3.1 million decrease in repairs and maintenance, partially attributed to our recently completed renovation program; (iv) reductions in other non-critical expenses; and (v) improved energy efficiency. As a percentage of total revenue, other property related costs increased from 26.7% to 28.5% compared to 2008. While we made significant reductions in our other property related costs, they were not sufficient to completely offset the decrease in revenue.

- *Management and franchise fees* decreased $12.1 million compared to 2008, reflecting the decrease in revenue. As a percent of total revenue, franchise fees and base management fees remained essentially unchanged from 2008 to 2009 (these fees are based on a percentage of revenue). Incentive management fees, which are based on the profitability of the hotels, decreased $4.0 million.

- *Taxes, insurance and lease expenses* decreased $12.5 million compared to 2008. This decrease relates primarily to: (i) a $12.1 million decrease in hotel percentage lease expense, attributed to decreased revenue at our consolidated hotel lessees; (ii) a $1.1 million decrease in property and general liability insurance, attributed to improved insurance rates and liability claims experience; and (iii) a $2.0 million decrease in land leases, attributed to decreases in percentage rent based on revenue. This was partially offset by a $2.7 million increase in real estate and other taxes, largely attributed to favorable resolutions of property tax appeals in 2008. As a percentage of total revenue, taxes, insurance and lease expense increased from 9.7% in 2008 to 10.3%.

- *Corporate expenses* increased $3.5 million compared to 2008. The increase in corporate expenses is attributed to bonuses awarded in recognition of the accomplishment of corporate goals including: successful restructuring of our debt in the face of the dysfunctional debt market and ongoing recession in 2009 and our portfolio's relative performance, compared to our peers, from our efforts to improve market share and limit the effect of reduced revenue on Hotel EBITDA.

- *Depreciation and amortization expense* increased $9.7 million, compared to 2008, primarily attributable to depreciation of $75.9 million and $142.9 million of consolidated hotel capital assets placed in service in 2009 and 2008, respectively.

- *Impairment charge*. In 2008, we identified six hotels as candidates to be sold (these hotels were held for investment at December 31, 2009), and tested these hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four hotels failed the test, and as a result, we recorded impairment charges of $22.3 million. In addition, because of triggering events in 2008 related to changes in the capital markets, dropping travel demand and the combined effect on our stock price, we tested all of our hotels to determine if further assessment for potential impairment was required. We had one hotel with a short-term ground lease fail this test. We determined that the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

- *Net interest expense* increased $6.8 million compared to 2008. This increase is primarily attributable to the issuance of our Senior Notes, which were issued in October 2009.

- *Debt extinguishment*. In 2009, we retired $428 million of senior notes due June 2011 and terminated our line of credit. We incurred a $1.7 million charge associated with these transactions.

- *Equity in loss of unconsolidated entities* was $4.8 million compared to a $10.9 million loss in 2008. We recorded $2.1 million and $12.7 million of impairment charges on our equity method investments in 2009 and 2008, respectively. The remainder of the change is attributed to current year operating losses from decreased revenue at our unconsolidated hotels.

- *Discontinued operations* primarily consisted of: (i) a $1.8 million adjustment to gains on sale (resulting from a change in the federal tax law that allowed recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007); (ii) the following items related to two hotels sold in December 2009: a $3.4 million impairment loss, a $911,000 loss on sale (primarily related to selling costs), and (iii) $7.5 million of 2009 operating losses and interest expense related to hotels placed in discontinued operations in 2010 and 2009. Discontinued operations in 2008 primarily consisted of: (i) a $1.2 million adjustment to gain on sales from revision of the tax liability associated with gains from hotel sales in 2006 and 2007; (ii) the following items related to two hotels sold in December 2009: a $47.1 million impairment loss, an $11.1 million liquidated damage charge and $717,000 of hurricane losses; and (iii) $13.3 million of 2008 operating losses and interest expense related to hotels placed in discontinued operations in 2010 and 2009.

Non-GAAP Financial Measures

We refer in this annual report to stockholders to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles, or GAAP. The following tables reconcile these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and of the limitations upon such measures.

The following tables detail our computation of FFO and Adjusted FFO (in thousands, except for per share data):

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Year Ended December 31,								
	2010			2009			2008		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net loss	$ (225,837)			$ (109,091)			$ (120,487)		
Noncontrolling interests	2,796			969			1,242		
Preferred dividends	(38,713)			(38,713)			(38,713)		
Net loss attributable to FelCor common stockholders	(261,754)			(146,835)			(157,958)		
Less: Dividends declared on unvested restricted stock	—			—			(1,041)		
Numerator for basic and diluted loss attributable to common stockholders	(261,754)	80,611	$ (3.25)	(146,835)	63,114	$ (2.33)	(158,999)	61,979	$ (2.57)
Depreciation and amortization	145,536	—	1.81	144,152	—	2.28	134,409	—	2.17
Depreciation, discontinued operations and unconsolidated entities	16,690	—	0.21	20,497	—	0.32	21,422	—	0.35
Gain on involuntary conversion	—	—	—	—	—	—	(3,095)	—	(0.05)
Gain on sale of hotels	—	—	—	(910)	—	(0.01)	(1,193)	—	(0.02)
Gain on sale of unconsolidated entities	(21,103)	—	(0.26)	—	—	—	—	—	—
Noncontrolling interests in FelCor LP	(881)	294	(0.01)	(672)	296	(0.01)	(2,433)	1,199	(0.04)
Dividend declared on unvested restricted stock	—	—	—	—	—	—	1,041	—	0.02
Unvested restricted stock	—	—	—	—	331	—	—	—	—
FFO	(121,512)	80,905	(1.50)	16,232	63,741	0.25	(8,848)	63,178	(0.14)
Impairment loss	152,654	—	1.89	—	—	—	60,822	—	0.96
Impairment loss, discontinued operations and unconsolidated entities	20,322	—	0.25	5,516	—	0.08	59,837	—	0.94
Acquisition costs	449	—	0.01	—	—	—	—	—	—
Extinguishment of debt	(59,465)	—	(0.74)	1,721	—	0.03	—	—	—
Hurricane loss	—	—	—	—	—	—	952	—	0.02
Hurricane loss, discontinued operations and unconsolidated entities	—	—	—	—	—	—	767	—	0.01
Conversion costs	—	—	—	447	—	0.01	507	—	0.01
Severance costs	—	—	—	612	—	0.01	850	—	0.01
Liquidated damages, discontinued operations	—	—	—	—	—	—	11,060	—	0.18
Lease termination costs	—	—	—	469	—	0.01	—	—	—
Unvested restricted stock	—	—	—	—	—	—	—	98	—
Adjusted FFO	$ (7,552)	80,905	$ (0.09)	$ 24,997	63,741	$ 0.39	$ 125,947	63,276	$ 1.99

Reconciliation of Net Loss to FFO and Adjusted FFO
(in thousands, except per share data)

	Year Ended December 31,					
	2007			2006		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 89,824			$ 50,256		
Noncontrolling interests	(785)			789		
Preferred dividends	(38,713)			(38,713)		
Net income attributable to FelCor common stockholders	50,326			12,332		
Less: Dividends declared on unvested restricted stock	(1,011)			(612)		
Numerator for basic and diluted loss attributable to common stockholders	49,315	61,600	$ 0.80	11,720	60,734	$ 0.19
Depreciation and amortization	103,932	—	1.69	88,641	—	1.46
Depreciation, discontinued operations and unconsolidated entities	18,890	—	0.31	32,849	—	0.54
Gain on sale of hotels	(27,330)	—	(0.44)	(40,650)	—	(0.67)
Gain on sale of unconsolidated entities	(10,993)	—	(0.18)	—	—	—
Noncontrolling interests in FelCor LP	1,094	1,354	(0.04)	279	1,864	(0.04)
Dividends declared on unvested restricted stock	1,011	—	0.02	612	—	0.01
Unvested restricted stock	—	297	(0.01)	—	327	—
FFO	135,919	63,251	2.15	93,451	62,925	1.49
Impairment loss, discontinued operations and unconsolidated entities	—	—	—	15,547	—	0.24
Extinguishment of debt	811	—	0.01	17,472	—	0.28
Conversion costs	491	—	0.01	—	—	—
Abandoned projects	22	—	—	112	—	—
Gain on swap termination	—	—	—	(1,715)	—	(0.03)
Adjusted FFO	$ 137,243	63,251	$ 2.17	$ 124,867	62,925	$ 1.98

The following table details our computation of EBITDA, Adjusted EBITDA, and Hotel EBITDA (in thousands):

Reconciliation of Net Loss to EBITDA, Adjusted EBITDA, and Hotel EBITDA
(in thousands)

	Year Ended December 31,				
	2010	2009	2008	2007	2006
Net income (loss)	$ (225,837)	$ (109,091)	$ (120,487)	$ 89,824	$ 50,256
Depreciation and amortization	145,536	144,152	134,409	103,932	88,641
Depreciation, discontinued operations and unconsolidated entities	16,690	20,497	21,422	18,890	32,849
Interest expense	141,876	103,458	97,484	95,923	111,857
Interest expense, discontinued operations and unconsolidated entities	7,633	6,603	9,164	8,993	10,709
Amortization of stock compensation	7,445	5,165	4,451	4,255	5,080
Noncontrolling interests in other partnerships	1,915	297	(1,191)	309	1,068
EBITDA	95,258	171,081	145,252	322,126	300,460
Impairment loss	152,654	—	60,822	—	—
Impairment loss, discontinued operations and unconsolidated entities	20,322	5,516	59,837	—	15,547
Hurricane loss	—	—	952	—	
Hurricane loss, discontinued operations and unconsolidated entities	—	—	767	—	—
Extinguishment of debt	(59,465)	1,721	—	811	17,472
Conversion costs	—	447	507	491	—
Acquisition costs	449	—	—	—	—
Severance costs	—	612	850	—	—
Liquidated damages, discontinued operations	—	—	11,060	—	—
Lease termination costs	—	469	—	—	—
Abandoned projects	—	—	—	22	112
Gain on swap termination	—	—	—	—	(1,715)
Gain on sale of hotels	—	(910)	(1,193)	(27,330)	(40,650)
Gain on involuntary conversion	—	—	(3,095)	—	—
Gain on sale of unconsolidated entities	(21,103)	—	—	(10,993)	—
Adjusted EBITDA	188,115	178,936	275,759	285,127	291,226
Other revenue	(3,174)	(2,843	(2,983)	(3,089)	(79)
Adjusted EBITDA from acquired hotels	(3,416)	—	—	14,400	13,147
Equity in income from unconsolidated subsidiaries (excluding interest, depreciation and impairment expense)	(16,283)	(14,829	(21,144)	(24,309)	(26,351)
Noncontrolling interests in other partnerships (excluding interest, depreciation and severance)	2,150	2,305	3,648	311	(357)
Consolidated hotel lease expense	36,327	34,187	46,264	51,197	50,682
Unconsolidated taxes, insurance and lease expense	(6,630)	(7,092	(7,093)	(6,327)	(5,380)
Interest income	(363)	(693	(1,562)	(6,331)	(3,941)
Other expenses (excluding conversion costs, severance costs and lease termination costs)	2,831	2,566	3,417	2,312	—
Corporate expenses (excluding amortization expense of stock compensation)	23,302	19,051	16,247	16,463	18,228
Gain on sale of asset	—	(723	—	—	92
Gain on sale of condominiums	—	—	—	(18,622)	—
Adjusted EBITDA from disposed hotels	(5,075)	(4,656	(11,398)	(21,965)	(49,661)
Hotel EBITDA	$ 217,784	$ 206,209	$ 301,155	$ 289,167	$ 287,606

The following tables detail our computation of Hotel EBITDA, Hotel EBITDA margin, hotel operating expenses and the reconciliation of total operating expenses to hotel operating expenses with respect to 80 of our Consolidated Hotels (excludes the Fairmont Copley Plaza acquired in August 2010) at the dates presented.

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Year Ended December 31,		
	2010	**2009**	**2008**
Total revenue	$ 928,311	$ 874,395	$ 1,059,394
Other revenue	(3,174)	(2,843)	(2,983)
Hotel operating revenue	925,137	871,552	1,056,411
Acquired hotel revenue[a]	(16,839)	—	—
Same-store hotel operating revenue	908,298	871,552	1,056,411
Same-store hotel operating expenses	(690,514)	(665,343)	(755,256)
Hotel EBITDA	$ 217,784	$ 206,209	$ 301,155
Hotel EBITDA margin[b]	24.0%	23.7%	28.5%

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.
(b) Hotel EBITDA as a percentage of hotel revenue.

Reconciliation of Total Operating Expenses to Hotel Operating Expenses
(dollars in thousands)

	Year Ended December 31,		
	2010	**2009**	**2008**
Total operating expenses	$ 1,065,851	$ 864,875	$ 1,016,143
Unconsolidated taxes, insurance and lease expense	6,630	7,092	7,093
Consolidated hotel lease expense	(36,327)	(34,187)	(46,264)
Corporate expenses	(30,747)	(24,216)	(20,698)
Depreciation and amortization	(145,536)	(144,152)	(134,409)
Impairment loss	(152,654)	—	(60,822)
Other expenses	(3,280)	(4,069)	(5,787)
Acquired hotel expenses[a]	(13,423)	—	—
Hotel operating expenses	$ 690,514	$ 665,343	$ 755,256

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

The following table reconciles the ratio of operating income (loss) to total revenue to Hotel EBITDA margin.

Reconciliation of Ratio of Operating Income (Loss) to Total Revenues to Hotel EBITDA Margin

	Year Ended December 31,		
	2010	**2009**	**2008**
Ratio of operating income (loss) to total revenues	(14.8)%	1.1%	4.1%
Other revenue	(0.3)	(0.3)	(0.3)
Acquired hotel revenue[a]	(2.2)	—	—
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.8)	(0.7)
Consolidated lease expense	4.0	3.9	4.4
Other expenses	0.4	0.5	0.6
Corporate expenses	3.4	2.8	2.0
Depreciation and amortization	16.0	16.5	12.7
Impairment loss	16.7	—	5.7
Acquired hotel expenses[a]	1.5	—	—
Hotel EBITDA margin	24.0%	23.7%	28.5%

(a) We have excluded amounts from the Fairmont Copley Plaza acquired in August 2010 for same-store comparison purposes.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income (loss) attributable to FelCor as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss attributable to parent (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss attributable to parent (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional items, including but not limited to those described below, provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, and Adjusted EBITDA when combined with GAAP net income attributable to FelCor, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to extinguishment of debt and interest rate swaps* - We exclude gains and losses related to extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

- *Impairment losses* - We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* - Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA we exclude gains or losses on the sale of depreciable assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the hotel industry and give investors a more complete understanding of the operating results over which our individual hotels and brand/managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures that we use in our financial and operational decision-making. Additionally, using these measures facilitates comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating all revenues and expenses from continuing operations not directly associated with hotel operations, including corporate-level expenses, depreciation and amortization, and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information into the ongoing operational performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization because, even though depreciation and amortization are property-level expenses, we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets, and implicitly assume that the value of real estate assets diminishes predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by noncontrolling interests and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our Consolidated Hotels. Hotel EBITDA and Hotel EBITDA margins are presented on a same-store basis and exclude the historical results of operations from the Fairmont Copley Plaza acquired in August 2010.

Use and Limitations of Non-GAAP Measures

Our management and Board of Directors use FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Hotel EBITDA and Hotel EBITDA margin to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. We use Hotel EBITDA and Hotel EBITDA margin in evaluating hotel-level performance and the operating efficiency of our hotel managers.

The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Liquidity and Capital Resources

Operating Activities

During the year ended December 31, 2010, we generated $58.8 million of cash provided by operating activities, (primarily from hotel operations) a $14.1 million decline, compared to 2009. This decline primarily reflects an increase in interest paid. At December 31, 2010, we had $201.0 million of cash, including approximately $41.6 million held under management agreements to meet working capital needs.

Travel demand began to improve in late 2009 following the deep recession, which resulted in improved occupancy through 2010. We began experiencing sustained improvement in ADR in the third and fourth quarters as we re-mixed our customer mix. We expect continued growth in ADR and RevPAR in 2011. We expect our 2011 RevPAR will increase from 6 to 8% compared to 2010, which assumes continued occupancy and ADR growth. We expect $64 to $76 million of 2011 cash from operating activities.

We are subject to increases in hotel operating expenses, including wage and benefit costs, repair and maintenance expenses, utilities and insurance expenses that can fluctuate disproportionately to revenues. Some of these operating expenses are difficult to predict and control, which lends volatility to our operating results. We have implemented extensive cost containment initiatives at our hotels, including reducing headcount and improving productivity and energy efficiency. If RevPAR decreases, or fails to grow in line with or better than occupancy, and/or Hotel EBITDA margins shrink, our operations, earnings and/or cash flow could be materially adversely affected.

Investing Activities

During the year ended December 31, 2010, cash used in investing activities increased $72.5 million, compared to 2009, due primarily to our $98.5 million purchase of the Fairmont Copley Plaza, which was partially offset by lower spending on hotel capital expenditures. We made extensive capital investments in our hotels from 2006 to 2008, as a part of a comprehensive renovation program. As a result, we were able to limit capital spending significantly in 2009 and 2010. In 2010, we completed approximately $38.9 million of capital improvements at our hotels. We also repaid our share of a joint venture's mortgage debt for $23 million and subsequently sold our interest in the venture receiving $42.3 million. As part of our long-term capital plan, we anticipate renovating between six and eight core hotels each year. In 2011, we will start renovations at six hotels, in addition to a redevelopment project at the Fairmont Copley Plaza that will refresh the property and implement various value-enhancing initiatives. We expect to spend approximately $45 million in non-discretionary capital and $35 to $40 million in discretionary renovation and redevelopment capital in 2011 (including more than $20 million at the Fairmont Copley Plaza), which payments will be funded from operating cash flow and cash on hand.

Financing Activities

For the year ended December 31, 2010, cash provided by financing activities decreased by $188.1 million compared to 2009, due primarily to 2009 borrowings (our since-terminated line of credit and our new Senior Notes not used to retire debt) and the 2010 payment of $130 million to retire $177 million of debt, this was partially offset by proceeds from our June 2010 public common stock offering. We expect to pay approximately $12 million in normally occurring principal payments, $46 million to retire maturing senior notes and $39 million in preferred dividends in 2011, which payments will be funded from operating cash flow and cash on hand. We expect to refinance or extend the remaining debt maturing in 2011.

In January 2011, we reinstated our current quarterly preferred dividend and paid current quarterly preferred dividends of $9.7 million. We cannot pay any common dividends unless and until all accrued and current preferred dividends are paid. Our Board of Directors will determine whether and when to declare future dividends (including the accrued but unpaid preferred dividends) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as minimum REIT distribution requirements.

Common Stock Offering. In June 2010, we completed a public offering of 31,625,000 shares of our common stock at $5.50 per share. The net proceeds from the offering, after underwriting discounts, were approximately $166 million. We used these proceeds together with cash on hand to repay $177 million of secured debt for $130 million and for our $98.5 million acquisition of the Fairmont Copley Plaza.

Secured Debt. At December 31, 2010, we had a total of $1.5 billion of consolidated secured debt with 61 encumbered consolidated hotels (including 14 hotels that are collateral for our senior secured notes) having a $1.6 billion aggregate net book value.

In November 2010, we incurred $29 million of new debt, secured by two hotels. The loan bears interest at LIBOR (subject to a 1% floor) plus 4.25% and is scheduled to mature in November 2011, with a one year extension option that is exercisable subject to certain conditions.

In June 2010, we repaid $177 million of secured debt scheduled to mature in 2012 for $130 million, plus accrued interest, representing a 27% discount to the principal balance. This allowed us to reduce our leverage substantially and unencumbered two hotels.

In May 2010, we obtained a new $212 million loan, secured by nine hotels that matures in 2015. This loan bears interest at LIBOR (subject to a 3% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this new financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process. In February 2010, we extended the maturity of a loan secured by one hotel from May 2010 to May 2013.

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our stockholders, and we transferred these hotels to the lenders in full satisfaction of the related debt.

Except in the case of our Senior Notes, our mortgage debt is generally recourse solely to the specific hotels securing the debt except in case of fraud, misapplication of funds and certain other limited recourse carve-out provisions, which could extend recourse to us. Much of our secured debt allows us to substitute collateral under certain conditions and is prepayable, subject to various prepayment, yield maintenance or defeasance obligations.

Much of our secured debt includes lock-box arrangements under certain circumstances. We are permitted to spend an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves even if revenues are flowing through a lock-box in cases where a specified debt service coverage ratio is not met. With the exception of one hotel, all of our consolidated loans subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

Senior Notes. Our Senior Notes require that we satisfy total leverage, secured leverage and interest coverage thresholds in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends in excess of the minimum distributions required to meet the REIT qualification test; (iii) repurchase capital stock; or (iv) merge. At December 31, 2010, we exceeded the relevant minimum thresholds. These notes are guaranteed by us, and payment of those obligations is secured by a pledge of the limited partner interests in FelCor LP owned by FelCor, a combination of first lien mortgages and related security interests and/or negative pledges on up to 14 hotels, and pledges of equity interests in certain subsidiaries of FelCor LP. In connection with issuing our Senior Notes in 2009, we amended the indenture governing our senior notes maturing in 2011 to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

In 2010 we retired an additional $40.3 million of our senior notes that mature and will be repaid in June (of which $46.3 million now remain outstanding).

Interest Rate Caps. To fulfill requirements under certain loans, we entered into interest rate cap agreements with aggregate notional amounts of $639.2 million and $427.2 million at December 31, 2010 and 2009, respectively. These interest rate caps were not designated as hedges and had insignificant fair values at both December 31, 2010 and 2009, resulting in no significant net earnings impact.

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2010	December 31, 2009
Mortgage debt					
Mortgage debt	12 hotels	L + 0.93[a]	November 2011	$ 250,000	$ 250,000
Mortgage debt	9 hotels	L + 5.10[b]	April 2015	212,000	—
Mortgage debt	9 hotels	L + 3.50[c]	August 2011[d]	198,300	200,425
Mortgage debt	7 hotels	9.02	April 2014	113,220	117,422
Mortgage debt[e]	5 hotels	6.66	June - August 2014	69,206	70,917
Mortgage debt	2 hotels	L + 4.25	November 2011[f]	29,000	—
Mortgage debt	1 hotel	8.77	May 2013	27,770	27,829
Mortgage debt	1 hotel	5.81	July 2016	11,321	11,741
Mortgage debt	1 hotel	6.15	June 2011	7,800	9,228
Other	—	4.25	May 2011	524	354
Senior notes					
Senior secured notes[g]	14 hotels	10.00	October 2014	582,821	572,500
Senior notes	—	9.00	June 2011	46,347	86,604
Retired debt	—	—	—	—	426,294
Total	61 hotels			$ 1,548,309	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.

(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.

(c) LIBOR for this loan is subject to a 2% floor.

(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.

(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.

(f) This loan can be extended for one year, subject to satisfying certain conditions.

(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides a 12.875% yield to maturity before transaction costs.

Contractual Obligations

We have obligations and commitments to make certain future payments under debt agreements and various contracts. The following schedule details these obligations at December 31, 2010 (in thousands):

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Debt[a]	$ 1,986,851	$ 650,450 [b]	$ 234,071	$ 1,093,261	$ 9,069
Operating leases	343,424	26,992	30,132	11,687	274,613
Purchase obligations	62,627	62,627	—	—	—
IHG liquidated damages[c]	8,526	8,526	—	—	—
Total contractual obligations	$ 2,401,428	$ 748,595	$ 264,203	$ 1,104,948	$ 283,682

(a) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2010.

(b) Included in this number is debt of $198.3 million that can be extended for as many as two years (to 2013), and $29.0 million that can be extended to 2012, both subject to satisfying certain conditions.

(c) These liquidated damages were paid in January 2011.

Off-Balance Sheet Arrangements

At December 31, 2010, we had unconsolidated 50% investments in ventures that own an aggregate of 13 hotels (referred to as hotel joint ventures). We own more than 50% of the operating lessees operating 12 of these hotels and one hotel is operated without a lease. We also owned a 50% interest in entities that provide condominium management services and develop condominiums in Myrtle Beach, South Carolina. None of our directors, officers or employees owns any interest in any of these joint ventures or entities. The hotel joint ventures had $154.6 million of non-recourse mortgage debt relating to these 13 hotels, of which our pro rata portion was $77.3 million, none of which is reflected as a liability on our consolidated balance sheet. Our liabilities with regard to non-recourse debt and the liabilities of our subsidiaries that are members or partners in joint ventures are generally limited to guarantees of the borrowing entity's obligations to pay for the lender's losses caused by misconduct, fraud or misappropriation of funds by the venture and other typical exceptions from the non-recourse provisions in the mortgages, such as for environmental liabilities.

We have recorded equity in income (loss) of unconsolidated entities of $16.9 million (includes $21.1 million of gains from sale); $(4.8 million); and $(10.9 million) (includes $12.7 million of impairment losses) for the years ended December 31, 2010, 2009 and 2008, respectively, and received distributions of $48.3 million (of which $2.2 million was provided from operations), $9.0 million (of which $2.8 million was provided from operations), and $27.8 million (of which $3.0 million was provided from operations), for the years 2010, 2009 and 2008, respectively. The principal source of income for our hotel joint ventures is percentage lease revenue from their operating lessees.

Capital expenditures on the hotels owned by our hotel joint ventures are generally funded from the income from operations of these ventures. However, if a venture has insufficient cash flow to meet operating expenses or make necessary capital improvements, the venture may make a capital call upon the venture members or partners to fund such necessary improvements. It is possible that, in the event of a capital call, the other joint venture member or partner may be unwilling or unable to make the necessary capital contributions. Under such circumstances, we may elect to make the other party's contribution as a loan to the venture or as an additional capital contribution by us. Under certain circumstances, a capital contribution by us may increase our equity investment to greater than 50% and may require that we consolidate the venture, including all of its assets and liabilities, into our consolidated financial statements.

With respect to those ventures that are partnerships, the hotels owned by these ventures could perform below expectations and result in the insolvency of the ventures and the acceleration of their debts, unless the members or partners provide additional capital. In some ventures, the members or partners may be required to make additional capital contributions or have their interest in the venture be reduced or offset for the benefit of any party making the required investment on their behalf. We may be faced with the choice of losing our investment in a venture or investing additional capital under circumstances that do not assure a return on that investment.

Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, require us to reduce room rates in the near term and may limit our ability to raise room rates in the future. We are also subject to the risk that inflation will cause increases in hotel operating expenses disproportionately to revenues.

Seasonality

The lodging business is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters, although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at our hotels can be expected to cause quarterly fluctuations in our revenues. Quarterly earnings also may be adversely affected by events beyond our control, such as extreme weather conditions, economic factors and other considerations affecting travel. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may utilize cash on hand or borrowings to satisfy our obligations.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, we evaluate our estimates, including those related to bad debts, the carrying value of investments in hotels, litigation, and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- We record an impairment charge when we believe that an investment in one or more of our hotels held for investment has been impaired, such that future undiscounted cash flows would not recover the book basis, or net book value, of the investment. We test for impairment when certain events occur, including one or more of the following: projected cash flows are significantly less than recent historical cash flows; significant changes in legal factors or actions by a regulator that could affect the value of our hotels; events that could cause changes or uncertainty in travel patterns; and a current expectation that, more likely than not, a hotel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. In the evaluation of impairment of our hotels, and in establishing impairment charges, we made many assumptions and estimates on a hotel by hotel basis, which included the following:
    - Annual cash flow growth rates for revenues and expenses;
    - Holding periods;
    - Expected remaining useful lives of assets;

  - Estimates in fair values taking into consideration future cash flows, capitalization rates, discount rates and comparable selling prices; and
  - Future capital expenditures.

- We record an impairment charge when one or more of our investments in unconsolidated subsidiaries experiences an other-than-temporary decline in fair value. Any decline in fair value that is not expected to be recovered in the next 12 months is considered other-than-temporary. We record an impairment in our equity-based investments as a reduction in the carrying value of the investment. Our estimates of fair values are based on future cash flow estimates, capitalization rates, discount rates and comparable selling prices.

  Changes in these estimates, future adverse changes in market conditions or poor operating results of underlying hotels could result in an inability to recover the carrying value of our hotels or investments in unconsolidated entities, thereby requiring future impairment charges.

- We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs related to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2010, 2009 and 2008 were $5.8 million, $5.9 million and $6.8 million, respectively. We make estimates with regard to when components of the renovated asset or redevelopment project are taken out of service or placed in service when determining the appropriate amount and time to capitalize these costs. If these estimates are inaccurate, we could capitalize too much or too little with regard to a particular project.

- Depreciation expense is based on the estimated useful life of our assets, and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While we believe our estimates are reasonable, a change in the estimated lives could affect depreciation and amortization expense and net income (loss) or the gain or loss on the sale of any of our hotels.

- Investments in hotel properties are based on purchase price and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated purchase price, if any, is treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

- We make estimates with respect to contingent liabilities for losses covered by insurance. We record liabilities for self-insured losses under our insurance programs when it becomes probable that an asset has been impaired or a liability has been incurred at the date of our financial statements and the amount of the loss can be reasonably estimated. We are self-insured for the first $250,000, per occurrence, of our general liability claims with regard to 54 of our hotels. We review the adequacy of our reserves for our self-insured claims on a regular basis. Our reserves are intended to cover the estimated ultimate uninsured liability for losses with respect to reported and unreported claims incurred at the end of each accounting period. These reserves represent estimates at a given date, generally utilizing projections based on claims, historical settlement of claims and estimates of future costs to settle claims. Estimates are also required since there may be delays in reporting. Because establishment of insurance reserves is an inherently uncertain process involving estimates, currently established reserves may not be sufficient. If our insurance reserves of $3.5 million, at December 31, 2010, for general liability losses are insufficient, we will record an additional expense in future periods. Property and catastrophic losses are event-driven losses and, as such, until a loss occurs and the amount of loss can be reasonably estimated, no liability is recorded. We recorded no contingent liabilities with regard to property or catastrophic losses at December 31, 2010.

- Our Taxable REIT Subsidiaries, or TRSs, have cumulative potential future tax deductions totaling $341.8 million. The deferred income tax asset associated with these potential future tax deductions was $129.9 million. We recorded a 100% valuation allowance related to our TRSs net deferred tax asset, because of the uncertainty of realizing the asset's benefit. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize all or a portion of our deferred tax assets in the future, an adjustment to the deferred tax asset would increase operating income in the period such determination was made.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2010, approximately 55% of our consolidated debt had fixed interest rates. In some cases, market rates of interest are below the rates we are obligated to pay on our fixed-rate debt.

The following tables provide information about our financial instruments that are sensitive to changes in interest rates. For debt obligations, the tables present scheduled maturities and weighted average interest rates, by maturity dates. The fair value of our fixed rate debt indicates the estimated principal amount of debt having the same debt service requirements that could have been borrowed at the date presented, at then current market interest rates.

December 31, 2010

	Expected Maturity Date							
	2011	**2012**	**2013**	**2014**	**2015**	**Thereafter**	**Total**	**Fair Value**
Liabilities	(dollars in thousands)							
Fixed rate:								
Debt	$ 60,191	$ 4,561	$32,708	$ 804,842	$ 563	$ 8,813	$ 911,678	$ 1,001,102
Average interest rate	8.54%	7.68%	8.61%	9.61%	5.81%	5.81%	9.45%	
Floating rate:								
Debt	478,966 (b)	1,832	1,986	2,153	204,887	—	689,824	676,725
Average interest rate(a)	3.36%	8.10%	8.10%	8.16%	8.16%	—	4.83%	
Total debt	$539,157	$ 6,393	$34,694	$ 806,995	$205,450	$ 8,813	1,601,502	
Average interest rate	3.94%	7.80%	8.58%	9.60%	8.16%	5.81%	7.46%	
Net discount							(53,193)	
Total debt							$ 1,548,309	

(a) The average floating rate represents the implied forward rates in the yield curve at December 31, 2010.
(b) Included in this number is debt of $198.3 million that can be extended for as many as two years (to 2013), and $29.0 million that can be extended to 2012, both subject to satisfying certain conditions.

December 31, 2009

	Expected Maturity Date							
	2010	**2011**	**2012**	**2013**	**2014**	**Thereafter**	**Total**	**Fair Value**
Liabilities	(dollars in thousands)							
Fixed rate:								
Debt	$251,840	$ 105,955	$ 4,539	$ 32,742	$805,126	$ 9,376	$ 1,209,578	$ 1,207,728
Average interest rate	8.69%	8.62%	7.67%	8.61%	9.61%	5.81%	9.27%	
Floating rate:								
Debt	1,978	448,800	177,225	—	—	—	628,003	541,773
Average interest rate(a)	5.28%	4.01%	4.91%	—	—	—	4.27%	
Total debt	$253,818	$ 554,755	$181,764	$ 32,742	$805,126	$ 9,376	1,837,581	
Average interest rate	8.66%	4.89%	4.98%	8.61%	9.61%	5.81%	7.56%	
Net discount							(64,267)	
Total debt							$ 1,773,314	

(a) The average floating rate represents the implied forward rates in the yield curve at December 31, 2009.

We had no interest rate swap agreements at December 31, 2010 or 2009.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we have concluded that, as of December 31, 2010, our internal control over financial reporting is effective, based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears elsewhere in this annual report to stockholders.



Integrated Audit Opinion

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
FelCor Lodging Trust Incorporated

February 24, 2011

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows present fairly, in all material respects, the financial position of FelCor Lodging Trust Incorporated and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting (not presented herein) appearing elsewhere in this annual report to stockholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201-2997
T: (214) 999 1400, F: (214) 754 7991, www.pwc.com/us



and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 24, 2011

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(in thousands)

	2010	2009
Assets		
Investment in hotels, net of accumulated depreciation of $982,564 and $916,604 at December 31, 2010 and 2009, respectively	$ 1,985,779	$ 2,180,394
Investment in unconsolidated entities	75,920	82,040
Cash and cash equivalents	200,972	263,531
Restricted cash	16,702	18,708
Accounts receivable, net of allowance for doubtful accounts of $696 and $406 at December 31, 2010 and 2009, respectively	27,851	28,678
Deferred expenses, net of accumulated amortization of $17,892 and $14,502 at December 31, 2010 and 2009, respectively	19,940	19,977
Other assets	32,271	32,666
Total assets	$ 2,359,435	$ 2,625,994
Liabilities and Equity		
Debt, net of discount of $53,193 and $64,267 at December 31, 2010 and 2009, respectively	$ 1,548,309	$ 1,773,314
Preferred dividends payable	76,293	37,580
Accrued expenses and other liabilities	144,451	131,339
Total liabilities	1,769,053	1,942,233
Commitments and contingencies		
Redeemable noncontrolling interests in FelCor LP at redemption value, 285 and 295 units issued and outstanding at December 31, 2010 and 2009, respectively	2,004	1,062
Equity:		
Preferred stock, $0.01 par value, 20,000 shares authorized:		
Series A Cumulative Convertible Preferred Stock, 12,880 shares, liquidation value of $322,011, issued and outstanding at December 31, 2010 and 2009	309,362	309,362
Series C Cumulative Redeemable Preferred Stock, 68 shares, liquidation value of $169,950, issued and outstanding at December 31, 2010 and 2009	169,412	169,412
Common stock, $0.01 par value, 200,000 shares authorized and 101,038 and 69,413 shares issued, including shares in treasury, at December 31, 2010 and 2009, respectively	1,010	694
Additional paid-in capital	2,190,308	2,021,837
Accumulated other comprehensive income	26,457	23,528
Accumulated deficit	(2,054,625)	(1,792,822)
Less: Common stock in treasury, at cost, of 4,156 and 3,845 shares at December 31, 2010 and 2009, respectively	(73,341)	(71,895)
Total FelCor stockholders' equity	568,583	660,116
Noncontrolling interests in other partnerships	19,795	22,583
Total equity	588,378	682,699
Total liabilities and equity	$ 2,359,435	$ 2,625,994

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2010, 2009 and 2008
(in thousands, except per share data)

	2010	2009	2008
Revenues:			
Hotel operating revenue	$ 925,137	$ 871,552	$ 1,056,411
Other revenue	3,174	2,843	2,983
Total revenues	928,311	874,395	1,059,394
Expenses:			
Hotel departmental expenses	333,779	311,200	354,628
Other property operating costs	264,968	248,980	282,954
Management and franchise fees	43,455	41,925	54,049
Taxes, insurance and lease expenses	91,432	90,333	102,796
Corporate expenses	30,747	24,216	20,698
Depreciation and amortization	145,536	144,152	134,409
Impairment loss	152,654	—	60,822
Other expenses	3,280	4,069	5,787
Total operating expenses	1,065,851	864,875	1,016,143
Operating income (loss)	(137,540)	9,520	43,251
Interest expense, net	(141,513)	(102,765)	(95,922)
Debt extinguishment	44,224	(1,721)	—
Loss before equity in income (loss) from unconsolidated entities	(234,829)	(94,966)	(52,671)
Equity in income (loss) from unconsolidated entities	16,916	(4,814)	(10,932)
Gain on involuntary conversion	—	—	3,095
Gain on sale of assets	—	723	—
Loss from continuing operations	(217,913)	(99,057)	(60,508)
Discontinued operations	(7,924)	(10,034)	(59,979)
Net loss	(225,837)	(109,091)	(120,487)
Net loss (income) attributable to noncontrolling interests in other partnerships	1,915	297	(1,191)
Net loss attributable to redeemable noncontrolling interests in FelCor LP	881	672	2,433
Net loss attributable to FelCor	(223,041)	(108,122)	(119,245)
Preferred dividends	(38,713)	(38,713)	(38,713)
Net loss attributable to FelCor common stockholders	$ (261,754)	$ (146,835)	$ (157,958)
Basic and diluted per common share data:			
Loss from continuing operations	$ (3.16)	$ (2.17)	$ (1.61)
Net loss	$ (3.25)	$ (2.33)	$ (2.57)
Basic and diluted weighted average common shares outstanding	80,611	63,114	61,979

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	2010	2009	2008
Net loss	$ (225,837)	$ (109,091)	$ (120,487)
Foreign currency translation adjustment	2,937	8,219	(12,032)
Comprehensive loss	(222,900)	(100,872)	(132,519)
Comprehensive loss attributable to noncontrolling interests in other partnerships	1,915	297	(1,191)
Comprehensive loss to redeemable noncontrolling interests in FelCor LP	873	634	2,612
Comprehensive loss attributable to FelCor	$ (220,112)	$ (99,941)	$ (131,098)

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	Preferred Stock		Common Stock								
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Noncontrolling Interests in Other Partnerships	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2007	12,948	$ 478,774	69,413	$ 694	$ 2,053,761	$ 26,871	$ (1,434,393)	$ (128,504)	$ 25,264		$ 1,022,467
Issuance of stock awards	—	—	—	—	(9,013)	—	—	9,572	—		559
Amortization of stock awards	—	—	—	—	4,943	—	—	—	—		4,943
Forfeiture of stock awards	—	—	—	—	—	—	—	(548)	—		(548)
Conversion of operating partnership units into common shares	—	—	—	—	(20,235)	—	—	20,235	—		—
Allocation to redeemable noncontrolling interests	—	—	—	—	16,064	329	—	—	—		16,393
Costs related to shelf registration	—	—	—	—	(38)	—	—	—	—		(38)
Contribution from noncontrolling interests	—	—	—	—	—	—	—	—	565		565
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	(3,236)		(3,236)
Dividends declared:											
$0.85 per common share	—	—	—	—	—	—	(53,596)	—	—		(53,596)
$1.95 per Series A preferred share	—	—	—	—	—	—	(25,117)	—	—		(25,117)
$2.00 per Series C depositary preferred share	—	—	—	—	—	—	(13,596)	—	—		(13,596)
Comprehensive loss:											
Foreign exchange translation	—	—	—	—	—	(11,853)	—	—	—	$ (11,853)	
Net loss	—	—	—	—	—	—	(119,245)	—	1,191	(118,054)	
Comprehensive loss										$ (129,907)	(129,907)
Balance at December 31, 2008	12,948	$ 478,774	69,413	$ 694	$ 2,045,482	$ 15,347 -	$ (1,645,947)	$ (99,245)	$ 23,784		$ 818,889

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY – (continued)
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	Preferred Stock		Common Stock								
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Noncontrolling Interests in Other Partnerships	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2008	12,948	$ 478,774	69,413	$ 694	$ 2,045,482	$ 15,347	$ (1,645,947)	$ (99,245)	$ 23,784		$ 818,889
Issuance of stock awards	—	—	—	—	(27,510)	—	—	27,526	—		16
Amortization of stock awards	—	—	—	—	5,139	—	—	—	—		5,139
Forfeiture of stock awards	—	—	—	—	63	—	—	(193)	—		(130)
Conversion of operating partnership units into common shares	—	—	—	—	(17)	—	—	17	—		—
Allocation to redeemable noncontrolling interests	—	—	—	—	(1,152)	—	—	—	—		(1,152)
Contribution from noncontrolling interests	—	—	—	—	—	—	—	—	534		534
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	(1,606)		(1,606)
Other	—	—	—	—	(168)	—	(40)	—	168		(40)
Preferred dividends accrued:											
$1.833 per Series A preferred share	—	—	—	—	—	—	(25,117)	—	—		(25,117)
$2.00 per Series C depositary preferred share	—	—	—	—	—	—	(12,462)	—	—		(12,462)
Dividends declared and paid ($0.167 per Series C depository preferred share)	—	—	—	—	—	—	(1,134)	—	—		(1,134)
Comprehensive loss:											
Foreign exchange translation	—	—	—	—	—	8,181	—	—	—	$ 8,181	
Net loss	—	—	—	—	—	—	(108,122)	—	(297)	(108,419)	
Comprehensive loss										$ (100,238)	(100,238)
Balance at December 31, 2009	12,948	$ 478,774	69,413	$ 694	$ 2,021,837	$ 23,528	$ (1,792,822)	$ (71,895)	$ 22,583		$ 682,699

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY – (continued)
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	Preferred Stock		Common Stock								
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock	Noncontrolling Interests in Other Partnerships	Comprehensive Income (Loss)	Total Equity
Balance at December 31, 2009	12,948	$ 478,774	69,413	$ 694	$ 2,021,837	$ 23,528	$ (1,792,822)	$ (71,895)	$ 22,583		$ 682,699
Issuance of common stock	—	—	31,625	316	166,011	—	—	—	—		166,327
Issuance of stock awards	—	—	—	—	(229)	—	—	297	—		68
Amortization of stock awards	—	—	—	—	5,400	—	—	—	—		5,400
Forfeiture of stock awards	—	—	—	—	405	—	—	(1,928)	—		(1,523)
Conversion of operating partnership units into common shares	—	—	—	—	(185)	—	—	185	—		—
Allocation to redeemable noncontrolling interests	—	—	—	—	(1,815)	—	—	—	—		(1,815)
Contribution from noncontrolling interests	—	—	—	—	—	—	—	—	1,394		1,394
Distribution to noncontrolling interests	—	—	—	—	—	—	—	—	(2,383)		(2,383)
Other	—	—	—	—	(1,116)	—	(49)	—	116		(1,049)
Preferred dividends accrued:											
$1.95 per Series A preferred share	—	—	—	—	—	—	(25,117)	—	—		(25,117)
$2.00 per Series C depositary preferred share	—	—	—	—	—	—	(13,596)	—	—		(13,596)
Comprehensive loss:											
Foreign exchange translation	—	—	—	—	—	2,929	—	—	—	$ 2,929	
Net loss	—	—	—	—	—	—	(223,041)	—	(1,915)	(224,956)	
Comprehensive loss										$ (222,027)	(222,027)
Balance at December 31, 2010	12,948	$ 478,774	101,038	$ 1,010	$ 2,190,308	$ 26,457	$ (2,054,625)	$ (73,341)	$ 19,795		$ 588,378

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (225,837)	$ (109,091)	$ (120,487)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	147,663	150,088	141,668
Gain on involuntary conversion	—	—	(3,095)
Gain on sale of assets	—	(1,633)	(1,193)
Amortization of deferred financing fees and debt discount	17,849	7,120	2,959
Amortization of unearned officers' and directors' compensation	7,445	5,165	4,451
Equity in (income) loss from unconsolidated entities	(16,916)	4,814	10,932
Distributions of income from unconsolidated entities	2,190	2,789	2,973
Debt extinguishment	(59,464)	1,721	—
Impairment loss	173,713	3,448	107,963
Changes in assets and liabilities:			
Accounts receivable	(746)	5,369	3,675
Restricted cash—operations	3,986	345	(71)
Other assets	(2,809)	(1,520)	(386)
Accrued expenses and other liabilities	11,738	4,292	3,774
Net cash flow provided by operating activities	58,812	72,907	153,163
Cash flows from investing activities:			
Acquisition of hotel	(97,513)	—	—
Improvements and additions to hotels	(38,936)	(75,949)	(142,897)
Additions to condominium project	(274)	(154)	(752)
Proceeds from sale of hotels	—	25,038	—
Change in restricted cash – investing	(4,143)	(3,373)	1,705
Proceeds from property damage insurance	492	—	2,005
Redemption of investment securities	—	1,719	5,397
Distributions from unconsolidated entities	46,084	6,200	24,858
Contributions to unconsolidated entities	(25,172)	(444)	(5,995)
Net cash flow used in investing activities	(119,462)	(46,963)	(115,679)
Cash flows from financing activities:			
Proceeds from borrowings	241,171	988,486	187,285
Repayment of borrowings	(400,968)	(772,375)	(111,744)
Payment of deferred financing fees	(7,848)	(19,532)	(21)
Change in restricted cash – financing	1,016	—	—
Acquisition of noncontrolling interest	(1,000)	—	—
Distributions paid to noncontrolling interests	(2,383)	(1,606)	(3,236)
Contribution from noncontrolling interests	1,394	534	565
Distributions paid to redeemable noncontrolling interests in FelCor LP	—	—	(1,559)
Distributions paid to preferred stockholders	—	(9,679)	(38,713)
Distributions paid to common stockholders	—	—	(75,686)
Net proceeds from common stock issuance	166,327	—	—
Net cash flow provided by (used in) financing activities	(2,291)	185,828	(43,109)
Effect of exchange rate changes on cash	382	1,572	(1,797)
Net change in cash and cash equivalents	(62,559)	213,344	(7,422)
Cash and cash equivalents at beginning of periods	263,531	50,187	57,609
Cash and cash equivalents at end of periods	$ 200,972	$ 263,531	$ 50,187
Supplemental cash flow information — interest paid	$ 127,793	$ 85,587	$ 100,505

The accompanying notes are an integral part of these consolidated financial statements.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

FelCor Lodging Trust Incorporated (NYSE:FCH), or FelCor, is a Maryland corporation operating as a real estate investment trust, or REIT. We are the sole general partner of, and the owner of a greater than 99% partnership interest in, FelCor Lodging Limited Partnership, or FelCor LP, through which we held ownership interests in 82 hotels with approximately 24,000 rooms at December 31, 2010. At December 31, 2010, we had an aggregate of 97,166,583 shares and units outstanding, consisting of 96,881,858 shares of FelCor common stock and 284,725 units of FelCor LP limited partnership interest not owned by FelCor. When used in this report, "we," "us" and "our" refer to FelCor and its consolidated subsidiaries, unless otherwise indicated.

Of the 82 hotels in which we had an ownership interest at December 31, 2010, we owned a 100% interest in 64 hotels, a 90% interest in entities owning three hotels, an 82% interest in an entity owning one hotel, a 60% interest in an entity owning one hotel and 50% interests in entities owning 13 hotels. We consolidate our real estate interests in the 69 hotels in which we held majority interests, and we record the real estate interests of the 13 hotels in which we held 50% interests using the equity method.

At December 31, 2010, 81 of our 82 hotels were leased to operating lessees, and one 50%-owned hotel was operated without a lease. We held majority interests and had direct or indirect controlling interests in all the operating lessees. Because we owned controlling interests in these lessees (including lessees of 12 of the 13 hotels in which we owned 50% of the real estate interests), we consolidated our lessee interests in these hotels (we refer to these 81 hotels as our Consolidated Hotels) and reflect 100% of those hotels' revenues and expenses on our statement of operations. Of our Consolidated Hotels, we owned 50% of the real estate interests in each of 12 hotels (we accounted for the ownership in our real estate interests of these hotels by the equity method) and majority real estate interests in each of the remaining 69 hotels (we consolidate our real estate interest in these hotels).

The following table illustrates the distribution of our 81 Consolidated Hotels among our premier brands at December 31, 2010:

Brand	Hotels	Rooms
Embassy Suites Hotels	45	11,674
Holiday Inn	15	5,154
Sheraton and Westin	8	2,774
Doubletree and Hilton	9	2,030
Renaissance and Marriott	3	1,321
Fairmont	1	383
Total	81	23,336

At December 31, 2010, our Consolidated Hotels were located in the United States (79 hotels in 22 states) and Canada (two hotels in Ontario), with concentrations in California (15 hotels), Florida (12 hotels) and Texas (11 hotels). In 2010, approximately 47% of our Hotel EBITDA was generated from hotels in these three states.

At December 31, 2010, of our 81 Consolidated Hotels (i) subsidiaries of Hilton Hotels Corporation, or Hilton, managed 53 hotels, (ii) subsidiaries of InterContinental Hotels Group, or IHG, managed 15 hotels, (iii) subsidiaries of Starwood Hotels & Resorts Worldwide Inc., or Starwood, managed eight hotels, (iv) subsidiaries of Marriott International Inc., or Marriott, managed three hotels, (v) a subsidiary of Fairmont Hotels & Resorts, or Fairmont, managed one hotel, and (vi) an independent management company managed one hotel.

Our hotels managed by Marriott are accounted for on a fiscal year comprised of 52 or 53 weeks ending on the Friday closest to December 31. Their 2010, 2009 and 2008 fiscal years ended on December 31, 2010, January 1, 2010, and January 2, 2009, respectively.

FELCOR LODGING TRUST INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Principles of Consolidation — Our consolidated financial statements include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Investments in unconsolidated entities (consisting entirely of 50 percent owned ventures) are accounted for by the equity method. None of our less than wholly owned subsidiaries are considered variable interest entities. We follow the voting interest model and consolidate entities in which we have greater than 50% ownership interest and report entities in which we have 50% or less ownership interest under the equity method.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Hotels — Our hotels are stated at cost and are depreciated using the straight-line method over estimated useful lives of 40 years for buildings, 15 to 30 years for improvements and three to ten years for furniture, fixtures, and equipment.

We periodically review the carrying value of each of our hotels to determine if circumstances exist indicating an impairment in the carrying value of the investment in the hotel or modification of depreciation periods. If facts or circumstances support the possibility of impairment of a hotel, we prepare a projection of the undiscounted future cash flows, without interest charges, over the shorter of the hotel's estimated useful life or the expected hold period, and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, we make an adjustment to reduce the carrying value of the hotel to its then fair value. We use recent operating results and current market information to arrive at our estimates of fair value.

Maintenance and repairs are expensed, and major renewals and improvements are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from our accounts and the related gain or loss is included in operations.

Acquisition of Hotels — Investments in hotel properties are based on purchase price and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value. Any remaining unallocated purchase price, if any, are treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations prepared by management and/or independent third parties. Identifiable intangible assets (typically contracts including ground and retail leases and management and franchise agreements) are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources such as those obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.

Investment in Unconsolidated Entities — We own a 50% interest in various real estate ventures in which the partners or members jointly make all material decisions concerning the business affairs and operations. Because we do not control these entities, we carry our investment in unconsolidated entities at cost, plus our equity in net earnings or losses, less distributions received since the date of acquisition and any adjustment for impairment. Our equity in net earnings or losses is adjusted for the straight-line depreciation, over the lower of 40 years or the remaining life of the venture, of the difference between our cost and our proportionate share of the underlying net assets at the date of acquisition. We periodically review our investment in unconsolidated entities for other-than-temporary declines in fair

2. Summary of Significant Accounting Policies — (continued)

value. Any decline that is not expected to be recovered in the next 12 months is considered other-than-temporary and an impairment is recorded as a reduction in the carrying value of the investment. Estimated fair values are based on our projections of cash flows, market capitalization rates and sales prices of comparable assets.

We track inception-to-date contributions, distributions and earnings for each of our unconsolidated investments. We determine the character of cash distributions from our unconsolidated investments for purposes of our consolidated statements of cash flows as follows:

- Cash distributions up to the aggregate historical earnings of the unconsolidated entity are recorded as an operating activity (*i.e.,* a distribution of earnings); and
- Cash distributions in excess of aggregate historical earnings are recorded as an investing activity (*i.e.,* a distribution of contributed capital).

Hotels Held for Sale — We consider each individual hotel to be an identifiable component of our business. We do not consider hotels held for sale until it is probable that the sale will be completed within one year. We had no hotels held for sale at December 31, 2010 or 2009.

We consider a sale to be probable within the next twelve months (for purposes of determining whether a hotel is held for sale) in the period the buyer completes its due diligence review of the asset, we have an executed contract for sale, and we have received a substantial non-refundable deposit. We test hotels held for sale for impairment each reporting period and record them at the lower of their carrying amounts or fair value less costs to sell. Once we designate a hotel as held for sale it is not depreciated.

Cash and Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

We place cash deposits at major banks. Our bank account balances may exceed the Federal Depository Insurance Limits; however, management believes the credit risk related to these deposits is minimal.

Restricted Cash —Restricted cash includes reserves for capital expenditures, real estate taxes, and insurance, as well as cash collateral deposits for mortgage debt agreement provisions and capital expenditure obligations on sold hotels.

Deferred Expenses — Deferred expenses, consisting primarily of loan costs, are recorded at cost. Amortization is computed using a method that approximates the effective interest method over the maturity of the related debt.

Other Assets — Other assets consist primarily of hotel operating inventories, prepaid expenses and deposits.

Revenue Recognition — Nearly 100% of our revenue is comprised of hotel operating revenues, such as room revenue, food and beverage revenue, and revenue from other hotel operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue is from condominium management fee income and other sources.

2. Summary of Significant Accounting Policies — (continued)

We do not have any time-share arrangements and do not sponsor any frequent guest programs for which we would have any contingent liability. We participate in frequent guest programs sponsored by the brand owners of our hotels, and we expense the charges associated with those programs (typically consisting of a percentage of the total guest charges incurred by a participating guest) as incurred. When a guest redeems accumulated frequent guest points at one of our hotels, the hotel bills the sponsor for the services provided in redemption of such points and records revenue in the amount of the charges billed to the sponsor. We have no loss contingencies or ongoing obligation associated with frequent guest programs beyond what is paid to the brand owner following a guest's stay.

Foreign Currency Translation — Results of operations for our Canadian hotels are maintained in Canadian dollars and translated using the weighted average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in accumulated other comprehensive income and were $26.5 million and $23.5 million as of December 31, 2010 and 2009, respectively.

Capitalized Costs — We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and employee costs relating to hotels undergoing major renovations and redevelopments. We cease capitalizing these costs to projects when construction is substantially complete. Such costs capitalized in 2010, 2009 and 2008, were $5.8 million, $5.9 million and $6.8 million, respectively.

Net Income (Loss) per Common Share — On January 1, 2009, we adopted a policy that treats unvested share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per share (pursuant to the two-class method, in accordance with the Accounting Standards codification, or ASC, 260-10-45-59A through 45-70). We retrospectively adjusted all prior-period earnings per share data accordingly.

We compute basic earnings per share by dividing net income (loss) attributable to common stockholders less dividends declared on unvested restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common shares outstanding. We compute diluted earnings per share by dividing net income (loss) attributable to common stockholders less dividends declared on unvested restricted stock (adjusted for forfeiture assumptions) by the weighted average number of common shares and equivalents outstanding. Common stock equivalents represent shares issuable upon exercise of stock options.

For all years presented, our Series A cumulative preferred stock, or Series A preferred stock, if converted to common shares, would be antidilutive; accordingly, we do not assume conversion of the Series A preferred stock in the computation of diluted earnings per share.

Stock Compensation — We apply a fair-value-based measurement method in accounting for share-based payment transactions with employees.

Derivatives — We recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and the nature of the hedging activity.

Segment Information — We have determined that our business is conducted in one reportable segment.

2. Summary of Significant Accounting Policies — (continued)

Distributions and Dividends — In January 2011, we reinstated our current quarterly preferred dividends and paid current quarterly preferred dividends of $9.7 million. We cannot pay any common dividends unless and until all accrued and current preferred dividends are paid. Our Board of Directors will determine the amount of future dividends (including the accrued but unpaid accrued preferred dividends) based upon various factors including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as minimum REIT distribution requirements. Our ability to make distributions is dependent on our receipt of quarterly distributions from FelCor LP, and FelCor LP's ability to make distributions is dependent upon the results of operations of our hotels.

Noncontrolling Interests — Effective January 1, 2009, we adopted an accounting policy establishing and expanding accounting and reporting standards for noncontrolling interests (which were formerly known as minority interests) in a subsidiary and the deconsolidation of a subsidiary. As a result of our adoption of this policy, amounts previously reported as minority interests in other partnerships on our balance sheets are now presented as noncontrolling interests in other partnerships within equity. There has been no change in the measurement of this line item from amounts previously reported. Minority interests in FelCor LP have also been recharacterized as noncontrolling interests, but because of the redemption feature of these units, have been included in the mezzanine section (between liabilities and equity) on our accompanying consolidated balance sheets. These units are redeemable at the option of the holders for a like number of shares of our common stock or, at our option, the cash equivalent thereof. The measurement of noncontrolling interests in FelCor LP is now presented at the fair value of the units as of the balance sheet date (based on our stock price as of the balance sheet date times the number of outstanding units). Previously, these interests were measured based on the noncontrolling interests in FelCor LP's pro rata share of total common interests. The revised presentation and measurement has been adopted retrospectively.

Noncontrolling interests in other partnerships represent the proportionate share of the equity in other partnerships not owned by us. Noncontrolling interests in FelCor LP represents the redemption value of FelCor LP units not owned by us. We allocate income and loss to noncontrolling interests in FelCor LP and other partnerships based on the weighted average percentage ownership throughout the year.

Income Taxes — We have elected to be treated as a REIT under Sections 856 to 860 of the Internal Revenue Code. We generally lease our hotels to wholly-owned taxable REIT subsidiaries, or TRSs, that are subject to federal and state income taxes. Through these lessees we record room revenue, food and beverage revenue and other revenue related to the operations of our hotels. We account for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded for net deferred tax assets that are not expected to be realized.

We determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. We apply this policy to all tax positions related to income taxes.

3. Investment in Hotels

Investment in hotels consisted of the following (in thousands):

	December 31,	
	2010	2009
Building and improvements	$ 2,179,926	$ 2,265,846
Furniture, fixtures and equipment	525,448	591,994
Land	249,647	226,436
Construction in progress	13,322	12,722
	2,968,343	3,096,998
Accumulated depreciation	(982,564)	(916,604)
	$ 1,985,779	$ 2,180,394

In 2010, we wrote off fully depreciated furniture, fixtures and equipment aggregating approximately $58.7 million.

We invested $38.9 million and $75.9 million in additions and improvements to our consolidated hotels during the years ended December 31, 2010 and 2009, respectively.

4. Hotel Acquisition

In August 2010, we acquired the 383-room Fairmont Copley Plaza in Boston, Massachusetts. The fair values of the assets acquired and liabilities assumed at the date of acquisition were consistent with the purchase price and were allocated based on appraisals and valuation studies performed by management. We expensed $400,000 of acquisition costs (including professional fees) that are not included in the fair value estimates of the net assets acquired. The following table summarizes the fair values of assets acquired and liabilities assumed in our acquisition (in thousands):

Assets	
Investment in hotels[a]	$ 98,500
Accounts receivable	1,349
Other assets	898
Total assets acquired	100,747
Liabilities	
Accrued expenses and other liabilities	3,234
Net assets acquired	$ 97,513

(a) Investment in hotels was allocated to land ($27.6 million), building and improvements ($62.5 million) and furniture, fixtures and equipment ($8.4 million).

4. Hotel Acquisition — (continued)

The following consolidated unaudited pro forma results of operations for the years ended December 31, 2010 and 2009 assume this acquisition had occurred on January 1, 2009. The pro forma information includes revenues, operating expenses, depreciation and amortization. The unaudited pro forma results of operations are not necessarily indicative of the results of operations if the acquisition had been completed on the assumed date. The unaudited pro forma results of operations are as follows (in thousands, except per share data):

	Year Ended December 31, (unaudited)	
	2010	2009
Total revenues	$ 951,420	$ 913,661
Net loss	$ (227,360)	$ (107,490)
Earnings per share - basic and diluted	$ (3.27)	$ (2.30)

For the year ended December 31, 2010, we have included $16.8 million of revenues and $2.5 million of net income in our consolidated statements of operations related to the operations of this hotel.

5. Impairment Charges

Our hotels are comprised of operations and cash flows that can clearly be distinguished, operationally and for financial reporting purposes, from the remainder of our operations. Accordingly, we consider our hotels to be components for purposes of determining impairment charges and reporting discontinued operations.

A hotel held for investment is tested for impairment whenever changes in circumstances indicate its carrying value may not be recoverable. The test is conducted using the undiscounted cash flows for the shorter of the estimated remaining holding periods or the useful life of the hotel. When testing for recoverability of hotels held for investment, we use projected cash flows over the expected hold period. Those hotels held for investment that fail the impairment test described in ASC 360-10-35 are written down to their then current estimated fair value, before any selling expense, and continue to be depreciated over their remaining useful lives.

For impairment charges, we estimate each hotel's fair value by using estimated future cash flows, terminal values based on the projected cash flows and capitalization rates in the range of what is reported in industry publications for operationally similar assets and other available market information. The cash flows used for determining the fair values are discounted using market-based discounts generally used for operationally and geographically similar assets. The inputs used to determine the fair values of these hotels are classified as Level 3 under the authoritative guidance for fair value measurements.

As part of our long-term strategic plan to enhance shareholder value and achieve or exceed targeted returns on invested capital, we sell and acquire hotels to improve our overall portfolio quality, enhance diversification and improve growth rates. In that regard, we reviewed each hotel in our portfolio in terms of projected performances, future capital expenditure requirements and market dynamics and concentration risk. Based on this analysis, we developed a plan to sell our interests in 35 hotels (29 of which we consolidate the real estate interest and six of which are owned by unconsolidated joint ventures) that no longer meet our investment criteria. As a consequence, the hold periods for the hotels we consolidate were shortened, and we were required to test those assets for impairment as they were approved to be marketed for sale. We designated the first 14 hotels as non-strategic in the third quarter of 2010, and the remaining 21 hotels in early 2011. We recorded impairment charges of $65.8 million and $86.9 million in the third and fourth quarters of 2010, respectively, related to 16 of the non-strategic hotels we consolidate. When the joint ventures designate the six hotels they own as non-strategic, the joint ventures will test for impairment based on the reduced hold periods. We will sell hotels only when we receive satisfactory pricing.

5. Impairment Charges — (continued)

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. We were unable to negotiate an acceptable debt modification or reduction that favored our stockholders, and we recorded a $21.1 million impairment charge in discontinued operations. We transferred these hotels to the lenders in full satisfaction of the related debt, and recorded in a $15.2 million gain on extinguishment of debt in 2010.

In 2008, we identified eight hotels as candidates to be sold thereby reducing our estimated remaining hold period for these hotels. We tested these eight hotels for impairment using undiscounted estimated cash flows over a shortened estimated remaining hold period. Of the hotels tested, four failed the test, which resulted in $69.5 million of impairment charges (of which $47.1 million is included in discontinued operations), to write down these hotel assets to our then current estimate of their fair market value before selling expenses. We recorded a $3.4 million impairment charge (included in discontinued operations) on two of these sale candidates in 2009 because they failed updated impairment tests. The valuations used in the 2009 impairment charges were based on third-party offers to purchase (a Level 2 input) at a price less than our previously estimated fair value. These two hotels were sold in December 2009 for gross proceeds of $26 million.

Because of triggering events in 2008 related to changes in the capital markets, drop in travel demand and the combined effect on our stock price, we tested all of our hotel assets to determine if further assessment for potential impairment was required for any of our hotels. We had one hotel with a short-term ground lease, in addition to the sale candidates noted above, fail this test. We determined the book value of this hotel was not fully recoverable, and as such, recorded a $38.5 million impairment charge.

In 2008, one of our unconsolidated investees recorded a $3.3 million impairment charge on its long-lived assets (of which our share was $1.7 million). We also recorded impairment charges of $11.0 million related to other-than-temporary declines in value of certain equity method investments, including a $6.6 million impairment charge for one investment related to a hotel that we do not intend to sell. In accordance with ASC 323-10-35, other-than temporary declines in fair value of our investment in unconsolidated entities result in reductions in the carrying value of these investments. We consider a decline in value in our equity method investments that is not estimated to recover within 12 months to be other-than-temporary.

We may record additional impairment charges if operating results of individual hotels are materially different from our forecasts, the economy and lodging industry weakens, or we shorten our contemplated holding period for additional hotels.

6. Discontinued Operations

Discontinued operations include results of operations of one hotel sold in December 2010, two hotels transferred to lenders in satisfaction of debt in 2010 and two hotels sold in 2009.

Results of operations for the hotels included in discontinued operations are as follows:

	Year Ended December 31,		
	2010	2009	2008
Hotel operating revenue	$ 32,706	$ 54,491	$ 70,382
Operating expenses[(a)]	(53,295)	(62,563)	(128,687)
Loss from discontinued operations	(20,589)	(8,072)	(58,305)
Interest expense, net	(2,575)	(2,872)	(2,867)
Debt extinguishment	15,240	—	—
Gain on sale, net of tax	—	910	1,193
Loss from discontinued operations	$ (7,924)	$ (10,034)	$ (59,979)

(a) Includes impairment charges of $21.1 million, $3.4 million and $47.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and liquidated damages of $11.1 million for the year ended December 31, 2008.

In 2009, we recorded a $1.8 million adjustment to gains on sale resulting from a change in the federal tax law that allowed for the recovery of previously paid alternative minimum taxes on gains from hotel sales in 2006 and 2007. This adjustment was offset by net losses of $911,000 (primarily related to selling costs) recorded on the sale of two hotels.

In 2008, we recorded a revision in income tax related to prior year gains on sales of hotels, which resulted in additional gains of $1.2 million related to these hotel sales.

7. Investment in Unconsolidated Entities

We owned 50% interests in joint ventures that owned 13 hotels at December 31, 2010 and 15 hotels at December 31, 2009. We also owned a 50% interest in entities that own real estate in Myrtle Beach, South Carolina and provide condominium management services. We account for our investments in these unconsolidated entities under the equity method. We do not have any majority-owned subsidiaries that are not consolidated in our financial statements. We make adjustments to our equity in income from unconsolidated entities related to the difference between our basis in investment in unconsolidated entities compared to the historical basis of the assets recorded by the joint ventures.

The following table summarizes combined financial information for our unconsolidated entities (in thousands):

	December 31,	
	2010	2009
Balance sheet information:		
Investment in hotels, net of accumulated depreciation	$ 192,584	$ 259,977
Total assets	$ 209,742	$ 279,611
Debt	$ 154,590	$ 214,963
Total liabilities	$ 159,171	$ 220,389
Equity	$ 50,571	$ 59,222

7. Investment in Unconsolidated Entities — (continued)

Our unconsolidated entities' debt at December 31, 2010, consisted entirely of non-recourse mortgage debt.

In April 2010, we contributed $23 million to an unconsolidated joint venture that owned the Sheraton Premier at Tysons Corner. That contribution, along with a $23 million contribution from our joint venture partner, was used to repay the joint venture's maturing $46 million mortgage. In December 2010, we sold our interest in this joint venture and recorded a $20.5 million gain.

The following table sets forth summarized combined statement of operations information for our unconsolidated entities (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Total revenues	$ 64,500	$ 66,261	$ 90,113
Net income (loss)	$ (5,302)	$ (4,988) [a]	$ 3,946 [a]
Net income (loss) attributable to FelCor	$ (2,327)	$ (2,494)	$ 1,973
Impairment loss	—	(476) [b]	(11,038) [c]
Gain on joint venture dispositions	21,103 [d]	—	—
Depreciation of cost in excess of book value	(1,860)	(1,844)	(1,867)
Equity in income (loss) from unconsolidated entities	$ 16,916	$ (4,814)	$ (10,932)

(a) Net income (loss) included impairment charges of $3.2 million for 2009 and $3.3 million for 2008. These impairments were based on sales contracts (a Level 2 input) for two hotels owned by one of our joint ventures.
(b) As a result of an impairment charge recorded by one of our joint ventures, the net book value of the joint venture's assets no longer supported the recovery of our investment. Therefore, we recorded an additional impairment charge to reduce our investment in this joint venture to zero.
(c) Represents an $11.0 million impairment charge related to other-than-temporary declines in fair value related to certain unconsolidated entities.
(d) Includes a $20.5 million gain from the sale of our interest in an unconsolidated joint venture and $559,000 in net proceeds in the final liquidation of a joint venture.

The following table summarizes the components of our investment in unconsolidated entities (in thousands):

	December 31,	
	2010	2009
Hotel-related investments	$ 15,736	$ 18,969
Cost in excess of book value of hotel investments	50,634	52,429
Land and condominium investments	9,550	10,642
	$ 75,920	$ 82,040

The following table summarizes the components of our equity in income (loss) from unconsolidated entities (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Hotel investments	$ 17,509	$ (4,291)	$ (10,366)
Other investments	(593)	(523)	(566)
Equity in income (loss) from unconsolidated entities	$ 16,916	$ (4,814)	$ (10,932)

8. Debt

Consolidated debt consisted of the following (in thousands):

	Encumbered Hotels	Interest Rate (%)	Maturity Date	December 31, 2010	December 31, 2009
Mortgage debt					
Mortgage debt	12 hotels	L + 0.93[(a)]	November 2011	$ 250,000	$ 250,000
Mortgage debt	9 hotels	L + 5.10[(b)]	April 2015	212,000	—
Mortgage debt	9 hotels	L + 3.50[(c)]	August 2011[(d)]	198,300	200,425
Mortgage debt	7 hotels	9.02	April 2014	113,220	117,422
Mortgage debt[(e)]	5 hotels	6.66	June - August 2014	69,206	70,917
Mortgage debt	2 hotels	L + 4.25	November 2011[(f)]	29,000	—
Mortgage debt	1 hotel	8.77	May 2013	27,770	27,829
Mortgage debt	1 hotel	5.81	July 2016	11,321	11,741
Mortgage debt	1 hotel	6.15	June 2011	7,800	9,228
Other	—	4.25	May 2011	524	354
Senior notes					
Senior secured notes[(g)]	14 hotels	10.00	October 2014	582,821	572,500
Senior notes	—	9.00	June 2011	46,347	86,604
Retired debt	—	—	—	—	426,294
Total	61 hotels			$ 1,548,309	$ 1,773,314

(a) We purchased an interest rate cap that caps LIBOR at 7.8% and expires November 2011 for a $250 million notional amount.
(b) LIBOR for this loan is subject to a 3% floor. We purchased an interest rate cap that caps LIBOR at 5.0% and expires May 2012 for a $212 million notional amount.
(c) LIBOR for this loan is subject to a 2% floor.
(d) This loan can be extended for as many as two years (to 2013), subject to satisfying certain conditions.
(e) The hotels securing this debt are subject to separate loan agreements and are not cross-collateralized.
(f) This loan can be extended for one year, subject to satisfying certain conditions.
(g) These notes have $636 million in aggregate principal outstanding and were sold at a discount that provides a 12.875% yield to maturity before transaction costs.
In 2010 we retired $40.3 million of our 8½% senior notes for $1.6 million in excess of par.

In November 2010, we incurred $29 million of new debt secured by two hotels. The loan bears interest at LIBOR (subject to a 1% floor) plus 4.25% and is scheduled to mature in November 2011, with a one year extension option, exercisable subject to certain conditions.

In June 2010, we repaid $177 million of secured debt scheduled to mature in 2012 for $130 million, plus accrued interest, representing a 27% discount to the principal balance. This reduced our leverage substantially and unencumbered two hotels.

8. Debt — (continued)

Two loans (totaling $32 million) matured in May 2010. The cash flows for the hotels that secured those loans did not cover debt service, and we stopped funding the shortfalls in December 2009. In 2010 we were unable to negotiate an acceptable debt modification or reduction that favored our stockholders, and we recorded a $21.1 million impairment charge in discontinued operations. We transferred these hotels to the lenders in full satisfaction of the related debt, and recorded in a $15.2 million gain on extinguishment of debt in 2010.

In May 2010, we obtained a new $212 million loan, secured by nine hotels, that matures in 2015. This loan bears interest at LIBOR (subject to a 3.0% floor) plus 5.1%. The proceeds were used to repay $210 million in loans that were secured by 11 hotels and scheduled to mature in May 2010. The terms and interest rate of this financing are significantly more favorable than the refinanced debt, and we unencumbered two previously mortgaged hotels in the process.

In October 2009, we completed a private placement of $636 million in aggregate principal amount of our 10% senior secured notes due 2014 (Senior Notes). The notes are secured by a pledge of our limited partner interests in FelCor LP, first mortgages and related security interests on up to 14 hotels and pledges of equity interests in certain wholly-owned subsidiaries. Net proceeds from the notes were approximately $558 million after original issue discount, fees and expenses related to the offering. The proceeds of these notes were used to retire approximately $428 million of our senior notes due in 2011 and for general corporate purposes.

In June 2009, we obtained a $201 million non-recourse term loan secured by nine hotels. This loan bears interest at LIBOR (subject to a 2% floor) plus 350 basis points and matures in 2011, but can be extended for as many as two years, subject to satisfying certain conditions that we expect to satisfy. The proceeds from this new loan were used for general corporate purposes.

In June 2009, we repaid the $128 million balance under our line of credit, which was then terminated. By terminating our line of credit, we eliminated certain restrictive corporate debt covenants.

In March 2009, we obtained a $120 million loan agreement secured by seven hotels. The proceeds of the loan were used to repay the balance of an existing loan secured by the same properties that would have matured on April 1, 2009. The new loan matures in 2014 and bears interest at 9.02%.

Our Senior Notes require that we satisfy total leverage, secured leverage and interest coverage thresholds in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends in excess of the minimum distributions required to meet the REIT qualification test; (iii) repurchase capital stock; or (iv) merge. At December 31, 2010, we exceeded the relevant minimum thresholds. These notes are guaranteed by us, and payment of those obligations is secured by a pledge of the limited partner interests in FelCor LP owned by FelCor, a combination of first lien mortgages and related security interests and/or negative pledges on up to 14 hotels, and pledges of equity interests in certain subsidiaries of FelCor LP. In connection with issuing our Senior Notes in 2009, we amended the indenture governing our old senior notes (of which $46.3 million remain outstanding) to eliminate substantially all of the restrictive covenants, guarantees, collateral and certain events of default provisions.

At December 31, 2010, we had consolidated secured debt totaling $1.5 billion, encumbering 61 of our consolidated hotels with a $1.6 billion aggregate net book value (including 14 hotels that were encumbered by our Senior Notes). Except in the case of our Senior Notes, our mortgage debt is generally recourse solely to the specific assets securing the debt. However, a violation of any of the recourse carve-out provisions, including fraud, misapplication of funds and other customary recourse carve-out provisions, could cause this debt to become fully recourse to us. Much of our hotel mortgage debt allows us to substitute collateral under certain conditions and is prepayable subject to various prepayment, yield maintenance or defeasance obligations.

8. Debt — (continued)

Most of our secured debt includes lock-box arrangements under certain circumstances. We are permitted to spend an amount required to cover our budgeted hotel operating expenses, taxes, debt service, insurance and capital expenditure reserves even if revenues are flowing through a lock-box in cases where a specified debt service coverage ratio is not met. With the exception of one hotel, all of our consolidated hotels subject to lock-box provisions currently exceed the applicable minimum debt service coverage ratios.

To fulfill requirements under certain loans, we owned interest rate caps with aggregate notional amounts of $639.2 million and $427.2 million as of December 31, 2010 and 2009, respectively. These interest rate cap agreements have not been designated as hedges and have insignificant fair values at both December 31, 2010 and 2009, resulting in no significant net earnings impact.

We reported interest income of $363,000, $693,000 and $1.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, which is included in net interest expense. We capitalized interest of $638,000, $767,000 and $1.4 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

The early retirement of certain indebtedness in 2009, resulted in net charges related to debt extinguishment of $1.7 million.

Future scheduled principal payments on debt obligations at December 31, 2010, are as follows (in thousands):

Year	
2011	$ 539,157
2012	6,393
2013	34,694
2014	806,995
2015	205,450
2016 and thereafter	8,813
	1,601,502
Discount accretion over term	(53,193)
	$ 1,548,309

9. Fair Value of Financial Instruments

Our estimates of the fair value of (i) accounts receivable, accounts payable and accrued expenses approximate carrying value due to the relatively short maturity of these instruments; and (ii) our publicly traded debt is based on observable market data, and our debt that is not traded publicly is based on estimated effective borrowing rates for debt with similar terms, loan to estimated fair value and remaining maturities. The estimated fair value of our debt was $1.7 billion at December 31, 2010 and 2009 (with a carrying value of $1.5 billion and $1.8 billion at December 31, 2010 and 2009, respectively).

Disclosures about fair value of financial instruments are based on pertinent information available to management as of December 31, 2010. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

10. Income Taxes

We elected to be treated as a REIT under the federal income tax laws. As a REIT, we generally are not subject to federal income taxation at the corporate level on taxable income that is distributed to our stockholders. We may, however, be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. Our taxable REIT subsidiaries, or TRSs, formed to lease our hotels, are subject to federal, state and local income taxes. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income to its stockholders. If we fail to qualify as a REIT in any taxable year for which the statute of limitations remain open, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) for such taxable year and may not qualify as a REIT for four subsequent years. In connection with our election to be treated as a REIT, our charter imposes restrictions on the ownership and transfer of shares of our common stock. FelCor LP expects to make distributions on its units sufficient to enable us to meet our distribution obligations as a REIT.

We account for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Reconciliation between our TRS's GAAP net income (loss) and taxable gain (loss):

The following table reconciles our TRS's GAAP net income (loss) to taxable income (loss) (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
GAAP consolidated net loss attributable to FelCor	$ (223,041)	$ (108,122)	$ (119,245)
GAAP net loss from REIT operations	172,495	66,977	84,287
GAAP net loss of taxable subsidiaries	(50,546)	(41,145)	(34,958)
Impairment loss not deductible for tax	8,852	—	—
Tax gain (loss) in excess of book gains on sale of hotels	—	(1,821)	(346)
Depreciation and amortization[(a)]	(106)	(269)	(482)
Employee benefits not deductible for tax	3,534	(4,205)	(4,224)
Unearned fee reductions	916	4,828	—
Tax adjustment to lease expense[(b)]	40,572	11,769	11,773
Other book/tax differences	5,251	7,799	(8)
Tax gain (loss) of taxable subsidiaries before utilization of net operating losses	8,473	(23,044)	(28,245)
Utilization of net operating loss	(8,473)	—	—
Net tax gain (loss) of taxable subsidiaries	$ —	$ (23,044)	$ (28,245)

(a) The changes in book/tax differences in depreciation and amortization principally result from book and tax basis differences, differences in depreciable lives and accelerated depreciation methods.

(b) For tax purposes, we record a reduction in intercompany rent between our REIT entities and TRS entities.

10. Income Taxes — (continued)

Summary of TRS's net deferred tax asset:

Our TRS had a deferred tax asset, on which we had a 100% valuation allowance, primarily comprised of the following (in thousands)

	December 31,	
	2010	2009
Accumulated net operating losses of our TRS	$ 125,085	$ 128,305
Tax property basis in excess of book	2,822	—
Accrued employee benefits not deductible for tax	984	3,967
Other	997	147
Gross deferred tax assets	129,888	132,419
Valuation allowance	(127,795)	(132,291)
Deferred tax asset after valuation allowance	2,093	128
Other - deferred tax liability	(2,093)	(128)
Net deferred tax asset	$ —	$ —

We have provided a valuation allowance against our deferred tax asset at December 31, 2010 and 2009, that results in no net deferred tax asset at December 31, 2010 and 2009 due to the uncertainty of realization (because of historical operating losses). Accordingly, no provision or benefit for income taxes is reflected in the accompanying Consolidated Statements of Operations. At December 31, 2010, our TRS had net operating loss carryforwards for federal income tax purposes of $329.2 million, which are available to offset future taxable income, if any, and do not begin to expire until 2022.

Reconciliation between REIT GAAP net income (loss) and taxable income:

The following table reconciles REIT GAAP net income (loss) to taxable income (in thousands):

	Year Ended December 31,		
	2010	2009	2008
GAAP net loss from REIT operations	$ (172,495)	$ (66,977)	$ (84,287)
Book/tax differences, net:			
Depreciation and amortization[(a)]	(11,308)	(11,608)	(21,927)
Noncontrolling interests	(1,631)	(222)	(2,889)
Equity in loss from unconsolidated entities	—	2,068	12,696
Tax gain (loss) on dispositions in excess of book	17,274	(26,922)	—
Impairment loss not deductible for tax	164,861	3,448	107,963
Liquidated damages	—	(1,000)	11,060
Tax adjustment to lease revenue[(b)]	(39,962)	(11,769)	(11,773)
Other	(6,548)	6,431	704
Taxable income (loss) subject to distribution requirement[(c)]	$ (49,809)	$ (106,551)	$ 11,547

(a) Book/tax differences in depreciation and amortization principally result from differences in depreciable lives and accelerated depreciation methods.
(b) For tax purposes, we record a reduction in intercompany rent between our REIT entities and TRS entities.
(c) The dividend distribution requirement is 90% of taxable income.

At December 31, 2010, we had net operating loss carryforwards for federal income tax purposes of $169.4 million, which we expect to use to offset future distribution requirements.

10. Income Taxes — (continued)

Characterization of distributions:

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. Distributions paid per share were characterized as follows (there were no distributions in 2010):

	Year Ended December 31,			
	2009		2008	
	Amount	%	Amount	%
Common Stock				
Dividend income	$ —	—	$ 0.85 [(a)]	100.00
Return of capital	—	—	—	—
	$ —	—	$ 0.85	100.00
Preferred Stock – Series A				
Dividend income	$ —	—	$ 1.463 [(a)(b)]	100.00
Return of capital	0.4875	100.00	—	—
	$ 0.4875	100.00	$ 1.463	100.00
Preferred Stock – Series C				
Dividend income	$ —	—	$ 1.50 [(a)(b)]	100.00
Return of capital	0.50	100.00	—	—
	$ 0.50	100.00	$ 1.50	100.00

(a) Dividend income in 2008 consists of ordinary dividend income and qualified dividend income.
(b) Fourth quarter 2008 preferred distributions were paid January 31, 2009, and were treated as 2009 distributions for tax purposes.

11. Capital Stock

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of up to 20 million shares of preferred stock in one or more series, to establish the number of shares in each series, to fix the designation, powers, preferences and rights of each such series, and the qualifications, limitations or restrictions thereof.

Our Series A preferred stock bears an annual cumulative dividend payable in arrears equal to the greater of $1.95 per share or the cash distributions declared or paid for the corresponding period on the number of shares of common stock into which the Series A preferred stock is then convertible. Each share of the Series A preferred stock is convertible at the stockholder's option to 0.7752 shares of common stock, subject to certain adjustments.

Our 8% Series C Cumulative Redeemable preferred stock, or Series C preferred stock, bears an annual cumulative dividend of 8% of the liquidation preference (equivalent to $2.00 per depositary share). We may call the Series C preferred stock and the corresponding depositary shares at $25 per depositary share. These shares have no stated maturity, sinking fund or mandatory redemption, and are not convertible into any of our other securities. The Series C preferred stock has a liquidation preference of $2,500 per share (equivalent to $25 per depositary share).

In January 2011, we reinstated our current quarterly preferred dividends and paid current quarterly preferred dividends of $9.7 million. We cannot pay any common dividends unless and until all accrued and current preferred dividends are paid. Our Board of Directors will determine whether and when to declare future dividends (including the accrued but unpaid preferred dividends) based upon various factors, including operating results, economic conditions, other operating trends, our financial condition and capital requirements, as well as minimum REIT distribution requirements.

11. Capital Stock — (continued)

FelCor LP Units

We are the sole general partner of FelCor LP and are obligated to contribute the net proceeds from any issuance of our equity securities to FelCor LP in exchange for units of partnership interest, or Units, corresponding in number and terms to the equity securities issued by us. Units of limited partner interest may also be issued by FelCor LP to third parties in exchange for cash or property. Units issued to third parties are redeemable at the option of the holders thereof for a like number of shares of our common stock or, at our option, for the cash equivalent thereof. During 2010, 2009 and 2008, 10,235 Units, 883 Units, and 1,057,928 Units, respectively, were exchanged for a like number of common shares issued from treasury stock.

12. Hotel Operating Revenue, Departmental Expenses and Other Property Operating Costs

Hotel operating revenue from continuing operations was comprised of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Room revenue	$ 726,497	$ 687,486	$ 836,089
Food and beverage revenue	142,239	128,781	160,042
Other operating departments	56,401	55,285	60,280
Total hotel operating revenue	$ 925,137	$ 871,552	$ 1,056,411

Nearly 100% of our revenue in all periods presented was comprised of hotel operating revenues, which includes room revenue, food and beverage revenue, and revenue from other operating departments (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned. Appropriate allowances are made for doubtful accounts and are recorded as a bad debt expense. The remainder of our revenue was from condominium management fee income and other sources.

Hotel departmental expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Room	$ 196,147	$ 182,184	$ 203,662
Food and beverage	112,185	103,844	123,572
Other operating departments	25,447	25,172	27,394
Total hotel departmental expenses	$ 333,779	$ 311,200	$ 354,628

Other property operating costs from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Hotel general and administrative expense	$ 86,121	$ 79,546	$ 91,720
Marketing	79,586	73,214	85,929
Repair and maintenance	50,730	48,071	53,478
Utilities	48,531	48,149	51,827
Total other property operating costs	$ 264,968	$ 248,980	$ 282,954

Hotel departmental expenses and other property operating costs include hotel compensation and benefit expenses of $286.5 million, $273.8 million, and $309.0 million for the year ended December 31, 2010, 2009 and 2008, respectively.

13. Taxes, Insurance and Lease Expenses

Taxes, insurance and lease expenses from continuing operations were comprised of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Hotel lease expense[(a)]	$ 36,327	$ 34,187	$ 46,264
Land lease expense[(b)]	10,210	9,507	11,500
Real estate and other taxes	32,500	34,344	31,641
Property insurance, general liability insurance and other	12,395	12,295	13,391
Total taxes, insurance and lease expense	$ 91,432	$ 90,333	$ 102,796

(a) Hotel lease expense is recorded by the consolidated operating lessees of 12 hotels owned by unconsolidated entities, and is partially (generally 49%) offset through noncontrolling interests in other partnerships. Our 50% share of the corresponding lease income is recorded through equity in income from unconsolidated entities. Hotel lease expense includes percentage rent of $15.0 million, $13.0 million and $24.7 million for the year ended December 31, 2010, 2009, and 2008 respectively.

(b) Land lease expense includes percentage rent of $4.1 million, $3.6 million and $5.5 million for the year ended December 31, 2010, 2009, and 2008, respectively.

14. Land Leases and Hotel Rent

We lease land occupied by certain hotels from third parties under various operating leases that expire through 2089. Certain land leases contain contingent rent features based on gross revenue at the respective hotels. In addition, we recognize rent expense for 13 hotels that are owned by unconsolidated entities and are leased to our consolidated lessees. These leases expire through 2014 and require the payment of base rents and contingent rent based on revenues at the respective hotels. Future minimum lease payments under our land lease obligations and hotel leases at December 31, 2010, were as follows (in thousands):

Year	
2011	$ 26,992
2012	24,135
2013	5,997
2014	5,866
2015	5,821
2016 and thereafter	274,613
	$ 343,424

15. Earnings Per Share

On January 1, 2009, we adopted a policy that treats unvested share-based payment awards containing non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities for computation of earnings per share (pursuant to the two-class method). We retrospectively adjusted all prior-period earnings per share data accordingly. The revised diluted earnings per common share amounts were reduced from their originally reported amounts by $0.02 for the year ended 2008.

15. Earnings Per Share – (continued)

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	Year Ended December 31,		
	2010	2009	2008
Numerator:			
Net loss attributable to FelCor	$ (223,041)	$ (108,122)	$ (119,245)
Discontinued operations attributable to FelCor	6,949	9,988	58,936
Loss from continuing operations attributable to FelCor	(216,092)	(98,134)	(60,309)
Less: Preferred dividends	(38,713)	(38,713)	(38,713)
Dividends declared on unvested restricted stock compensation	—	—	(1,041)
Loss from continuing operations attributable to FelCor common stockholders	(254,805)	(136,847)	(100,063)
Discontinued operations attributable to FelCor	(6,949)	(9,988)	(58,936)
Numerator for basic and diluted loss attributable to FelCor common stockholders	$ (261,754)	$ (146,835)	$ (158,999)
Denominator:			
Denominator for basic and diluted loss per share	80,611	63,114	61,979
Basic and diluted loss per share data:			
Loss from continuing operations	$ (3.16)	$ (2.17)	$ (1.61)
Discontinued operations	$ (0.09)	$ (0.16)	$ (0.95)
Net loss	$ (3.25)	$ (2.33)	$ (2.57)

Securities that could potentially dilute basic earnings per share in the future that were not included in computation of diluted earnings (loss) per share, because they would have been antidilutive for the periods presented, are as follows (unaudited, in thousands):

	2010	2009	2008
Series A convertible preferred shares	9,985	9,985	9,985

Series A preferred dividends that would be excluded from net income (loss) available to FelCor common stockholders, if the Series A preferred shares were dilutive, were $25.1 million for all periods presented.

16. Commitments, Contingencies and Related Party Transactions

Until mid-2010 we shared the executive offices and certain employees with TCOR Holdings, LLC (controlled by Thomas J. Corcoran, Jr., Chairman of our Board of Directors), and TCOR Holdings, LLC paid its share of the costs thereof, including an allocated portion of the rent, compensation of certain personnel, office supplies, telephones, and depreciation of office furniture, fixtures, and equipment. All allocations of shared expenses were approved by a majority of our independent directors. TCOR Holdings, LLC paid approximately $19,000, $42,000, and $60,000 for shared office costs in 2010, 2009 and 2008, respectively. We do not currently share any costs with TCOR Holdings, LLC.

Our property insurance has a $100,000 "all-risk" deductible, a 5% deductible (insured value) for named windstorm coverage and for California earthquake coverage. Substantial uninsured or not fully-insured losses would have a material adverse impact on our operating results, cash flows and financial condition. Catastrophic losses, such as the losses caused by hurricanes in 2005, could make the cost of insuring against these types of losses prohibitively expensive or difficult to find. In an effort to limit the cost of insurance, we purchase catastrophic insurance coverage based on probable maximum losses based on 250-year events and have only purchased terrorism insurance to the extent required by our lenders. We have established a self-insured retention of $250,000 per occurrence for general liability insurance with regard to 54 of our hotels. The remainder of our hotels participate in general liability programs sponsored by our managers, with no deductible.

16. Commitments, Contingencies and Related Party Transactions – (continued)

There is no litigation pending or known to be threatened against us or affecting any of our hotels, other than claims arising in the ordinary course of business or which are not considered to be material. Furthermore, most of these claims are substantially covered by insurance. We do not believe that any claims known to us, individually or in the aggregate, will have a material adverse effect on us.

Our hotels are operated under various management agreements that call for base management fees, which generally range from 1 – 3% of the hotel's total revenue to the sum of 2% of the hotel's total revenue plus 5% of the hotel's room revenue and generally have an incentive provision related to the hotel's profitability. In addition, the management agreements generally require us to invest approximately 3% to 5% of revenues for capital expenditures. The management agreements have terms from 5 to 20 years and generally have renewal options.

The management agreements governing the operations of 35 of our Consolidated Hotels contain the right and license to operate the hotel under the specified brands. The remaining 46 Consolidated Hotels operate under franchise or license agreements that are separate from our management agreements. Typically, our franchise or license agreements provide for a license fee or royalty of 4% to 5% of room revenues. In the event we breach one of these agreements, in addition to losing the right to use the brand name for the operation of the applicable hotel, we may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three preceding years.

In 2009, we sold two Holiday Inn hotels in Florida operating under management agreements with IHG. These hotels were originally designated for redevelopment with condominiums, but market conditions in Florida no longer make these condominium projects feasible. We also determined that the major capital expenditures necessary to retain the Holiday Inn flags at these hotels were not in the best interests of our stockholders, given the shortened hold period for these hotels. Liquidated damages were computed based on operating results of a hotel prior to termination. The aggregate liquidated damages related to these hotels was approximately $11 million. We accrued the full amount of liquidated damages in 2008, which were paid in full in January 2011.

17. Supplemental Cash Flow Disclosure

In 2010 and 2009, we allocated $185,000 and $17,000, respectively, of noncontrolling interests to additional paid-in capital with regard to the exchange of 10,235 Units and 883 Units, respectively, for common stock.

For the year ended December 31, 2010, our repayment of borrowings consisted of retirement of debt of $387.8 million, and normal recurring principal payments of $13.2 million.

Depreciation and amortization expense is comprised of the following (in thousands):

	Year Ended December 31,		
	2010	**2009**	**2008**
Depreciation and amortization from continuing operations	$ 145,536	$ 144,152	$ 134,409
Depreciation and amortization from discontinued operations	2,127	5,936	7,259
Total depreciation and amortization expense	$ 147,663	$ 150,088	$ 141,668

For the year ended December 31, 2009, our repayment of borrowings consisted of retirement of debt of $544.3 million, payments on our line of credit of $213.0 million, and normal recurring principal payments of $15.1 million.

18. Stock Based Compensation Plans

We sponsor two restricted stock and stock option plans, or the Plans. We are authorized to issue 3,550,000 shares of common stock under the Plans pursuant to awards granted in the form of incentive stock options, non-qualified stock options, and restricted stock. All outstanding options have 10-year contractual terms and vest either over four or five equal annual installments beginning in the year following the date of grant or 100% at the end of a four-year vesting term. Stock grants vest either over three to five years in equal annual installments or over a four year schedule, subject to time-based and performance-based vesting. There were 178,083 shares available for grant under the Plans at December 31, 2010.

Stock Options

A summary of the status of our non-qualified stock options granted under the Plans as of December 31, 2010, 2009 and 2008, and the changes during these years, is presented in the following tables:

	2010		2009		2008	
	Shares of Underlying Options	Weighted Average Exercise Prices	Shares of Underlying Options	Weighted Average Exercise Prices	Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	40,000	$ 18.05	40,000	$ 18.05	161,356	$ 21.11
Forfeited or expired	(25,000)	$ 19.50	—	$ —	(121,356)	$ 22.13
Outstanding at end of year	15,000	$ 15.62	40,000	$ 18.05	40,000	$ 18.05
Exercisable at end of year	15,000	$ 15.62	40,000	$ 18.05	40,000	$ 18.05

Options Exercisable and Outstanding			
Range of Exercise Prices	Number Outstanding at 12/31/10	Wgtd. Avg. Life Remaining	Wgtd Avg. Exercise Price
$ 15.62	15,000	0.85	$ 15.62

The weighted average fair value of options granted during 2001 using the Black-Scholes option pricing model, was $0.85 per share. We have not issued stock options since 2001.

18. Stock Based Compensation Plans — (continued)

Restricted Stock

A summary of the status of our restricted stock grants as of December 31, 2010, 2009 and 2008, and the changes during these years is presented below:

	2010		2009		2008	
	Shares	Weighted Average Fair Market Value at Grant	Shares	Weighted Average Fair Market Value at Grant	Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of the year	4,255,187	$ 10.90	2,829,330	$ 15.20	2,329,230	$ 15.85
Granted[a]:						
With immediate vesting[b]	16,166	$ 4.21	16,000	$ 1.01	45,800	$ 12.20
With 3-year pro rata vesting	—	$ —	1,444,810	$ 2.64	—	$ —
With 4-year pro rata vesting	—	$ —	—	$ —	449,300	$ 12.20
With 5-year pro rata vesting	—	$ —	—	$ —	5,000	$ 12.20
Forfeited	(71,264)	$ 21.71	(34,953)	$ 12.52	—	
Outstanding at end of year	4,200,089	$ 10.69	4,255,187	$ 10.90	2,829,330	$ 15.20
Vested at end of year	(2,645,272)	$ 13.00	(1,774,839)	$ 14.06	(1,483,976)	$ 14.09
Unvested at end of year	1,554,817	$ 6.76	2,480,348	$ 8.65	1,345,354	$ 16.44

(a) All shares granted are issued out of treasury.
(b) Shares awarded to directors.

The unearned compensation cost of granted but unvested restricted stock as of December 31, 2010 was $5.4 million. The weighted average period over which this cost is to be amortized is approximately two years.

19. Employee Benefits

We offer a 401(k) retirement savings plan and health insurance benefits to our employees. Our matching contribution to our 401(k) plan totaled $1.0 million during 2010 and $900,000 for each of 2009 and 2008. Health insurance benefits cost $900,000 during 2010, $800,000 during 2009 and $900,000 during 2008.

The employees at our hotels are employees of the respective management companies. Under the management agreements, we reimburse the management companies for the compensation and benefits related to the employees who work at our hotels. We are not; however, the sponsors of their employee benefit plans and have no obligation to fund these plans.

20. Segment Information

We have determined that our business is conducted in one operating segment because of the similar economic characteristics of our hotels.

The following table sets forth revenues from continuing operations and investment in hotel assets represented by the following geographical areas (in thousands):

	Revenue For the Year Ended December 31,			Investment in Hotel Assets as of December 31,		
	2010	2009	2008	2010	2009	2008
California	$ 224,155	$ 211,124	$ 258,748	$ 505,753	$ 527,345	$ 526,770
Florida	143,092	146,011	177,788	348,823	405,479	455,636
Texas	99,840	98,180	118,856	175,483	203,841	214,294
Georgia	51,734	48,930	58,345	109,677	126,118	126,851
Other states	380,560	345,775	413,048	795,596	859,852	904,105
Canada	28,930	24,375	32,609	50,447	57,759	51,370
Total	$ 928,311	$ 874,395	$ 1,059,394	$ 1,985,779	$ 2,180,394	$ 2,279,026

21. Noncontrolling Interests

We record the noncontrolling interests of other consolidated partnerships as a separate component of equity in the condensed consolidated balance sheets. Additionally, the condensed consolidated statements of operations separately present earnings and other comprehensive income attributable to controlling and non-controlling interests. We adjust the noncontrolling interests of FelCor LP each period so that the carrying value equals the greater of its carrying value based on the accumulation of historical cost or its redemption value. The historical cost of the noncontrolling interests of FelCor LP is based on the proportional relationship between the carrying value of equity associated with our common stockholders relative to that of the unitholders of FelCor LP. Net income (loss) is allocated to the noncontrolling partners of FelCor LP based on their weighted average ownership percentage during the period. At December 31, 2010, approximately $2.0 million of cash or FelCor common stock, at our option, would be paid to the noncontrolling interests of FelCor LP if the partnership were terminated. This balance is equivalent to the 284,725 partnership units outstanding valued using the December 31, 2010 FelCor common stock closing price ($7.04), which we have assumed would be equal to the value provided to outside partners upon liquidation of FelCor LP.

The changes in redeemable noncontrolling interests are shown below (in thousands):

	Year Ended December 31,	
	2010	2009
Balance at beginning of period	$ 1,062	$ 545
Redemption value allocation	1,815	1,152
Comprehensive loss:		
Foreign exchange translation	8	37
Net loss	(881)	(672)
Balance at end of period	$ 2,004	$ 1,062

22. Quarterly Operating Results (unaudited)

Our unaudited consolidated quarterly operating data for the years ended December 31, 2010 and 2009 follows (in thousands, except per share data). In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in stockholders' equity and cash flows for a period of several years.

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 219,167	$ 240,406	$ 236,563	$ 232,175
Income (loss) from continuing operations	$ (39,097)	$ 22,949	$ (95,678)	$ (106,087)
Discontinued operations	$ (23,845)	$ (959)	$ 6,398	$ 10,482
Net income (loss) attributable to FelCor	$ (62,388)	$ 21,614	$ (88,810)	$ (93,457)
Net income (loss) attributable to FelCor common stockholders	$ (72,066)	$ 11,936	$ (98,488)	$ (103,136)
Comprehensive income (loss) attributable to FelCor	$ (60,318)	$ 18,895	$ (86,889)	$ (91,800)
Basic per common share data:				
Net income (loss) from continuing operations	$ (0.76)	$ 0.19	$ (1.10)	$ (1.20)
Discontinued operations	$ (0.37)	$ (0.01)	$ 0.07	$ 0.12
Net income (loss	$ (1.14)	$ 0.17	$ (1.04)	$ (1.08)
Basic weighted average common shares outstanding	63,475	66,531	95,034	95,490
Diluted weighted average common shares outstanding	63,475	66,531	95,034	95,490

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 219,927	$ 226,965	$ 217,110	$ 210,393
Loss from continuing operations	$ (18,614)	$ (10,540)	$ (20,566)	$ (49,337)
Discontinued operations	$ (2,808)	$ (428)	$ (4,908)	$ (1,890)
Net loss attributable to FelCor	$ (21,064)	$ (11,195)	$ (25,140)	$ (50,723)
Net loss attributable to FelCor common stockholders	$ (30,742)	$ (20,873)	$ (34,818)	$ (60,402)
Comprehensive income (loss) attributable to FelCor	$ (22,765)	$ (7,055)	$ (20,455)	$ (49,666)
Basic per common share data:				
Net loss from continuing operations	$ (0.44)	$ (0.32)	$ (0.47)	$ (0.93)
Discontinued operations	$ (0.04)	$ (0.01)	$ (0.08)	$ (0.03)
Net loss	$ (0.49)	$ (0.33)	$ (0.55)	$ (0.96)
Basic weighted average common shares outstanding	62,989	63,101	63,086	63,087
Diluted weighted average common shares outstanding	62,989	63,101	63,086	63,087

Performance Graph


FelCor Lodging Trust Incorporated
Bloomberg Hotel REIT Index
S&P 500 Index
250
200
150
100
50
0
Index Value
2005
2006
2007
2008
2009
2010
Date

December 31,	2005	2006	2007	2008	2009	2010
FelCor Lodging Trust Incorporated	100.0	131.6	101.1	17.5	34.1	66.8
Bloomberg Hotel REIT Index	100.0	127.5	98.1	42.0	68.3	97.6
S&P 500 Index	100.0	115.6	122.0	77.4	97.4	111.9

Common Stock Information

Our common stock is traded on the New York Stock Exchange under the symbol "FCH." The following table sets forth for the indicated periods the high and low sale prices for our common stock, as traded on that exchange and dividends declared per share.

	High	Low	Dividends Declared Per Share
2010			
First quarter	$ 6.42	$ 3.49	$ —
Second quarter	8.99	4.95	—
Third quarter	6.16	3.91	—
Fourth quarter	7.48	4.53	—
2009			
First quarter	$ 2.19	$ 0.72	$ —
Second quarter	3.60	1.22	—
Third quarter	5.31	1.86	—
Fourth quarter	4.90	2.85	—

Stockholder Information

At February 18, 2011, we had approximately 200 holders of record of our common stock and 30 holders of record of our Series A preferred stock (which is convertible into common stock). However, because many of the shares of our common stock and Series A preferred stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock and Series A preferred stock than record holders. At February 18, 2011, there were 32 holders (other than FelCor) of FelCor LP units. FelCor LP units are redeemable for cash, or, at our election, for shares of FelCor common stock.

CORPORATE AND STOCKHOLDER INFORMATION

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. At December 31, 2010, FelCor owned interests in 82 properties located in major markets throughout the United States. FelCor's diversified portfolio of hotels and resorts are flagged under global brands, such as Doubletree®, Embassy Suites Hotels®, Hilton®, Fairmont®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. At December 31, 2010, we had 96,881,858 shares of common stock and 284,725 FelCor Lodging Limited Partnership units outstanding. FelCor's CEO/CFO certifications were filed as of February 24, 2011, as required by Sections 302 and 906 of the Sarbanes-Oxley Act, as exhibits to our annual report on Form 10-K for the year ended December 31, 2010. In addition, FelCor's CEO's certification for fiscal year 2010 of FelCor's compliance with the NYSE's corporate governance standards was submitted to the NYSE timely and without qualification. Additional information can be found on the Company's Web site at www.felcor.com.

Corporate Headquarters

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062-3933
Phone: 972.444.4900
Web site: www.felcor.com
E-mail: information@felcor.com

Form 10-K

A copy of FelCor's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished, without charge, to any stockholder of the Company upon request to:

Investor Relations
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300
Irving, Texas 75062-3933
Phone 972.444.4900

A copy of FelCor's Annual Report on Form 10-K is also available on the Company's Web site at www.felcor.com.

Registrar & Transfer Agent

American Stock Transfer Company
New York, NY

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Dallas, TX

New York Stock Exchange Symbols

Common: FCH
Preferred A: FCHPRA
Preferred C: FCHPRC


FCH
Listed
NYSE

Board of Directors

THOMAS J. CORCORAN, JR.
Chairman of the Board
Felcor Lodging Trust Incorporated

RICHARD A. SMITH
President and
Chief Executive Officer
Felcor Lodging Trust Incorporated

MELINDA J. BUSH, CHA
Chairman and
Chief Executive Officer
HRW Holdings/Hospitality Resources Worldwide, LLC

GLENN A. CARLIN
Senior Managing Director
CBRE Capital Advisors, Inc.

ROBERT F. COTTER
Former President
Kerzner International Holdings Limited

CHRISTOPHER J. HARTUNG
Private Investor

THOMAS C. HENDRICK
President and
Chief Executive Officer
TCH Partners, Inc.

CHARLES A. LEDSINGER, JR.
Former Vice Chairman
Choice Hotels International, Inc.

ROBERT H. LUTZ
President
Lutz Investments LP

ROBERT A. MATHEWSON
President
RGC, Inc.

MARK D. ROZELLS
Executive Vice President and
Chief Financial Officer
Fairmont Raffles Hotels International

BRIAN C. STRICKLAND
Chief Financial Officer
JMI Realty, LLC

Senior Management

RICHARD A. SMITH
President
Chief Executive Officer

MICHAEL A. DENICOLA
Executive Vice President
Chief Investment Officer

TROY A. PENTECOST
Executive Vice President
Chief Operating Officer

ANDREW J. WELCH
Executive Vice President
Chief Financial Officer

JONATHAN H. YELLEN
Executive Vice President
General Counsel and Secretary

ROBERT P. CARL
Senior Vice President
Director of Design and Construction

LESTER C. JOHNSON
Senior Vice President
Chief Accounting Officer

Officers

JACK C. MARRACCINI
Senior Vice President
Engineering

LARRY J. MUNDY
Senior Vice President
Deputy General Counsel

ERIC U. NYLEN
Senior Vice President
Development

MARSHA L. BONNER
Vice President
Risk Management

KENNETH R. CUNNINGHAM
Vice President
Asset Management

ANNE B. DARNABY
Vice President
Design and Construction

DONALD J. FALGOUST
Vice President
Food and Beverage

DEBRA L. FELDMAN
Vice President
Capital Transactions

MICHELLE K. HAYES
Vice President
Asset Management

MICHAEL C. HUGHES
Vice President
Finance and Treasurer

MICHAEL L. HUNTER
Vice President
Property Taxes

DANIEL A. JORNS
Vice President
Asset Management

MELISSA A. KENDRICK
Vice President
Project Management

DAVID W. KOHUTEK
Vice President
Engineering

JAN KUEHNEMANN
Vice President
Capital Transactions

DAVID W. MCGIVNEY
Vice President
Income Tax

ALLISON S. NAVITSKAS
Vice President
Associate General Counsel

CHARLES N. NYE
Vice President
Associate General Counsel

STACY A. PICONE
Vice President
Assistant Controller

STEPHEN A. SCHAFER
Vice President
Strategic Planning and
Investor Relations

FRANK J. SOLANO
Vice President
Asset Management

JEFFREY D. SYMES
Vice President
Controller

TIMOTHY J. VAN ALLEN
Vice President
Asset Management


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FELCOR
LODGING
TRUST

FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062